PROSPECTUS                                      FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-61264

                                3,700,000 SHARES

                         MAXIMUS-REGISTERED TRADEMARK-
           HELPING GOVERNMENT SERVE THE PEOPLE-REGISTERED TRADEMARK-

                                  COMMON STOCK

                                 -------------

    We are offering 1,000,000 shares of our common stock and our existing shareholders are offering 2,700,000 shares of our common stock.

    Our common stock trades on the New York Stock Exchange under the symbol "MMS." On June 19, 2001, the last sale price of our common stock as reported on the New York Stock Exchange was $33.95 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS, INCLUDING THOSE THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                ----------------

                                                              PER SHARE                 TOTAL
                                                              ---------                 -----
Public offering price.......................................    $33.95               $125,615,000
Underwriting discount.......................................     $1.66                 $6,142,000
Proceeds, before expenses, to MAXIMUS.......................    $32.29                $32,290,000
Proceeds to the selling shareholders........................    $32.29                $87,183,000

    The underwriters have an option to purchase up to an additional 555,000 shares from two of the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about June 25, 2001.

                               ------------------

MERRILL LYNCH & CO.

               BEAR, STEARNS & CO. INC.

                              LEGG MASON WOOD WALKER
                                    INCORPORATED

                               ------------------

                 The date of this prospectus is June 19, 2001.

          DESCRIPTION OF ARTWORK FOR INSIDE FRONT COVER OF PROSPECTUS.

    [Map of the United States, Puerto Rico, and the U.S. Virgin Islands, with flags indicating the locations of MAXIMUS offices. Names of the cities in which offices are located are spelled out adjacent to their respective flag. The map is colored in green and the flags are in gold with a red "M".]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Special Note Regarding Forward-Looking Statements...........     14
Use of Proceeds.............................................     15
Market Price of Common Stock and Dividend Policy............     16
Capitalization..............................................     17
Selected Consolidated Financial Data........................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     29
Management..................................................     40
Selling Shareholders........................................     43
Underwriting................................................     44
Legal Matters...............................................     47
Experts.....................................................     47
Available Information.......................................     47
Incorporation of Certain Documents by Reference.............     47
Index to Consolidated Financial Statements..................    F-1

    The MAXIMUS logo, "Helping Government Serve the People" and MAXSTAR are our registered trademarks. All other registered trademarks and trademarks used in this prospectus are the property of their respective owners.

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS ONLY A SUMMARY. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES TO SUCH STATEMENTS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVERALLOTMENT OPTION IS NOT EXERCISED. AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISK. THEREFORE, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION PROVIDED UNDER THE CAPTION "RISK FACTORS." WE URGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                 MAXIMUS, INC.

OUR COMPANY

    We are a leading provider of program management, consulting services and systems solutions primarily to state and local government agencies throughout the United States. Since our inception in 1975, we have been at the forefront of innovation in meeting our mission of "Helping Government Serve the People-Registered Trademark-." We use our expertise, experience and advanced information technology to make government operations more efficient and cost-effective while improving the quality of services provided to program beneficiaries. We currently have contracts with government agencies in all 50 states, 49 of the 50 largest cities and 27 of the 30 largest counties. We have been profitable every year since we were founded. For the fiscal year ended September 30, 2000, we had revenues of $399.2 million and net income of $30.5 million, and for the six months ended March 31, 2001, we had revenues of $233.5 million and net income of $18.5 million.

    We conduct our operations through three groups: our Government Operations Group, our Consulting Group and our Systems Group. Our Government Operations Group administers and manages state and local government programs on a fully-outsourced basis. Examples of these programs include welfare-to-work and job readiness, child care, child support enforcement, managed care enrollment and disability services. Our Consulting Group provides program planning and quality assurance services to state and local government agencies, in addition to general management consulting services and specialized services such as assisting state and local agencies in maximizing federal funding for their programs. Our Systems Group provides state and local agencies with systems design and implementation to improve the efficiency and cost-effectiveness of their program administration. We offer our own suite of proprietary software products in addition to customized versions of popular applications such as PeopleSoft-Registered Trademark-.

MARKET OPPORTUNITIES

    We believe that providing program management, consulting services and systems solutions to government agencies continues to represent significant market opportunities. The federal, state and local government agencies in the United States to which we market our services spend more than $250 billion annually on health and human services programs. Based on currently available data published by the federal government, we estimate that states spend over $23 billion annually to administer these programs, of which we estimate only a small portion was outsourced to private service providers, including us. We believe that state and local government agencies will increasingly rely on private service providers to administer their programs and will also increasingly engage consultants as they seek to reduce costs and improve the delivery of services.

OUR COMPETITIVE ADVANTAGES

    The following competitive advantages position us to capitalize on the significant market opportunities presented by the changes in the ways government provides services.

    - SINGLE MARKET FOCUS. We believe that we are the largest company dedicated to providing program management, consulting services and systems solutions primarily to state and local government agencies.

    - PROVEN TRACK RECORD. Since 1975, we have successfully completed hundreds of large-scale program management and consulting projects for state and local government agencies serving millions of beneficiaries in nearly every state.

    - ABILITY TO RESPOND TO REQUESTS FOR PROPOSALS. We have significant expertise and experience in complying with the lengthy and complicated bidding and proposal process in response to RFPs of government agencies.

    - PROPRIETARY PROGRAM MANAGEMENT SOLUTION. We have developed a proprietary software program, MAXSTAR-Registered Trademark-, that interfaces with government databases and monitors and tracks cases of program participants. We use MAXSTAR's scalable and customizable features to reduce our project implementation time and cost.

    - WIDE RANGE OF SERVICES. We leverage our experience in a wide range of services to pursue new business opportunities and position ourselves to be a leading e-government consulting and implementation force, as well as a single-source provider of program management, consulting services and systems solutions to state and local government agencies.

    - MARKET LEADING CONSULTING CAPABILITIES. We believe we have the largest management consulting practice dedicated to serving state and local governments, led by experienced consultants with an established knowledge base and valuable government relationships.

    - EXPERIENCED TEAM OF PROFESSIONALS. We have assembled a management team of former government executives, state agency officials, information technology specialists and other professionals, most of whom have more than seven years of experience in the public services industry.

OUR GROWTH STRATEGY

    Our goal is to be the leading provider of program management, consulting services and systems solutions to state and local government agencies. Our strategy to achieve this goal includes the following:

    - AGGRESSIVELY PURSUE NEW BUSINESS OPPORTUNITIES. We intend to market new and innovative solutions based on our experience, established methodologies and systems. We also intend to invest in the early identification of government bid opportunities and to submit competitive bids that leverage our proven solutions from past projects.

    - CONTINUE TO DEVELOP COMPLEMENTARY SERVICES. We intend to continue broadening our range of services in order to respond to the evolving needs of our clients and to provide additional cross-selling opportunities.

    - RECRUIT HIGHLY SKILLED PROFESSIONALS. We intend to attract and retain experienced government personnel by leveraging our reputation as a premier government services consultant with a single market focus.

    - PURSUE STRATEGIC ACQUISITIONS. While most of our revenue growth has been internally generated, we intend to continue to selectively identify and pursue attractive acquisition opportunities to broaden our services, enhance our technical capabilities and expand our client base.

    We believe that we are well-positioned to benefit from the continued increase in demand for new program management, consulting services and systems solutions that has arisen in an environment characterized by changing regulation and evolving technology. We believe that fiscal pressures will compel state governments to continue to rationalize program operations and upgrade existing technology to operate more cost-efficient and productive programs. To achieve these efficiencies, we believe that many government agencies will turn to outside experts, including us, for help.

                            ------------------------

    We were incorporated in Virginia in September 1975 and our principal executive offices are located at 11419 Sunset Hills Road, Reston, Virginia 20190. Our website address is http://www.maximus.com. The contents of our website are not part of this prospectus. Our telephone number is
(703) 251-8500.

                                  THE OFFERING

Common stock offered:

  By MAXIMUS.................................  1,000,000 shares
  By the selling shareholders................  2,700,000 shares
                                               -----------------
    Total....................................  3,700,000 shares

Shares outstanding after the offering........  22,620,954 shares

Use of proceeds..............................  We intend to use the net proceeds of this offering for general corporate purposes, including:

                                               - working capital;

                                               - expansion of existing operations;

                                               - strategic acquisitions of complementary businesses;
                                                 and

                                               - investment in systems infrastructures and new
                                                 technologies.

                                               We will not receive any proceeds from the sale of
                                               shares by the selling shareholders.

Risk factors.................................  See "Risk Factors" beginning on page 6 for a discussion of factors you should carefully consider before
                                               deciding to buy shares of our common stock.

NYSE symbol..................................  "MMS"

------------------------

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 19, 2001 and
(1) includes 45,840 shares of common stock issued upon exercise of vested stock options by the selling shareholders and (2) excludes 3,822,945 shares issuable upon exercise of options outstanding as of June 19, 2001 and an additional 756,629 shares reserved for issuance under our 1997 Equity Incentive Plan and our 1997 Director Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    We have presented below information derived from our consolidated statements of income and balance sheet. Our consolidated financial statements for the three years ended September 30, 2000 have been audited by Ernst & Young LLP, independent auditors. The summary consolidated financial data for the six months ended March 31, 2000 and as of and for the six months ended March 31, 2001 have been derived from unaudited financial statements which, in the opinion of our management, reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of this data. You should read the following information in conjunction with our consolidated financial statements and related notes, as well as "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                   SIX MONTHS ENDED
                                                       YEAR ENDED SEPTEMBER 30,                        MARCH 31,
                                        -------------------------------------------------------   -------------------
                                           1996         1997       1998       1999       2000       2000       2001
                                        -----------   --------   --------   --------   --------   --------   --------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Government Operations Group.........   $ 77,211     $ 97,369   $139,263   $177,428   $221,177   $105,210   $127,069
  Consulting Group....................     53,620       64,327     83,017     99,979    119,917     54,396     72,302
  Systems Group.......................      9,661       11,659     21,834     42,133     58,070     23,578     34,150
                                         --------     --------   --------   --------   --------   --------   --------
    Total revenues....................    140,492      173,355    244,114    319,540    399,164    183,184    233,521
Cost of revenues......................    106,258      127,170    181,403    224,912    272,620    126,334    159,300
                                         --------     --------   --------   --------   --------   --------   --------
Gross profit..........................     34,234       46,185     62,711     94,628    126,544     56,850     74,221
Amortization of goodwill and other
  acquisition related intangibles.....         --           --         --        260      3,212        645      2,751
Income from operations................     12,094       12,713     24,131     43,262     51,510     25,498     31,210
Net income(1).........................   $ 11,517     $  9,530   $ 15,514   $ 27,626   $ 30,468   $ 16,226   $ 18,523
                                         ========     ========   ========   ========   ========   ========   ========
Earnings per share:
  Basic...............................   $   0.87     $   0.67   $   0.86   $   1.35   $   1.45   $   0.77   $   0.87
                                         ========     ========   ========   ========   ========   ========   ========
  Diluted.............................   $   0.87     $   0.65   $   0.85   $   1.32   $   1.42   $   0.76   $   0.85
                                         ========     ========   ========   ========   ========   ========   ========
Weighted average shares outstanding:
  Basic...............................     13,273       14,208     17,937     20,537     21,055     21,019     21,179
                                         ========     ========   ========   ========   ========   ========   ========
  Diluted.............................     13,273       14,593     18,296     20,891     21,424     21,427     21,804
                                         ========     ========   ========   ========   ========   ========   ========

                                                                AS OF MARCH 31, 2001
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments........  $ 48,344      $ 79,722
Working capital.............................................   146,723       178,101
Total assets................................................   270,274       301,652
Total debt..................................................       355           355
Total shareholders' equity..................................   230,067       261,445

------------------------------

(1) For the year ended September 30, 1996, and during fiscal year 1997 up to and including June 12, 1997, we elected to be treated as an S corporation and our income was taxed for federal and most state purposes directly to our shareholders. As a result, the earnings per share figures are not directly comparable. In connection with our initial public offering, our S corporation status terminated and we recorded a deferred tax charge against income of $2.6 million for the cumulative differences between the financial reporting and income tax basis of certain assets and liabilities at June 12, 1997. Subsequent to June 12, 1997, we have recorded state and federal income taxes based on earnings for those periods.

(2) As adjusted to give effect to the sale of 1,000,000 shares of our common stock and the receipt of the estimated net proceeds from this offering. See "Use of Proceeds."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, OR RISKS THAT WE CURRENTLY CONSIDER IMMATERIAL, MAY ALSO IMPAIR OUR OPERATIONS. IF ANY OF THE FOLLOWING EVENTS ACTUALLY OCCURS, OUR BUSINESS COULD BE HARMED WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

IF WE FAIL TO SATISFY OUR CONTRACTUAL OBLIGATIONS, OUR ABILITY TO COMPETE FOR FUTURE CONTRACTS AND OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

    Our failure to comply with contract requirements or to meet our client's performance expectations when performing a contract could materially and adversely affect our financial performance and our reputation, which, in turn, would impact our ability to compete for new contracts. Our failure to meet contractual obligations could also result in substantial actual and consequential damages. In addition, our contracts often require us to indemnify clients for our failure to meet performance standards. Some of our contracts contain liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities.

IF WE FAIL TO ESTIMATE ACCURATELY THE FACTORS UPON WHICH WE BASE OUR CONTRACT PRICING, WE MAY HAVE TO REPORT A DECREASE IN REVENUES OR INCUR LOSSES ON THOSE CONTRACTS.

    We derived approximately 47% of our fiscal 2000 revenues from fixed-price contracts and approximately 18% of our fiscal 2000 revenues from performance-based contracts. For fixed-price contracts, we receive our fee if we meet specified objectives or achieve certain units of work. Those objectives might include placing a certain number of welfare recipients into jobs, collecting target amounts of child support payments, completing a particular number of managed care enrollments, or delivering a planning document under a consulting arrangement. For performance-based contracts, we receive our fee on a per-transaction basis. These contracts include, for example, child support enforcement contracts, in which we often receive a fee based on the amount of child support collected. To earn a profit on these contracts, we must accurately estimate costs involved and assess the probability of meeting the specified objectives, realizing the expected units of work or completing individual transactions, within the contracted time period. We recognize revenues on these contracts, including a portion of estimated profit, as costs are incurred. Under this method, anticipated revenues for the full contract are recorded as the costs are incurred, not when the bills are sent or when the payment is made. Therefore, if a contract is cancelled or re-negotiated after work has been performed, previously recognized revenue would be reversed and charged to earnings at that time. The reversal of previously recognized revenue could adversely affect our financial results. In addition, we review these contracts quarterly and adjust revenues to reflect our current expectations as to the total anticipated costs of each contract. These adjustments affect the timing and amount of revenue recognized and could adversely affect our financial results.

IF WE ARE UNABLE TO MANAGE OUR GROWTH, OUR PROFITABILITY WILL BE ADVERSELY AFFECTED.

    Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If our growth comes at the expense of providing quality service and generating reasonable profits, our ability to successfully bid for contracts and our profitability will be adversely affected.

GOVERNMENT ENTITIES HAVE IN THE PAST AND MAY IN THE FUTURE TERMINATE THEIR CONTRACTS WITH US EARLIER THAN WE EXPECT, WHICH MAY RESULT IN REVENUE SHORTFALLS.

    Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract's potential duration. Government agencies do not have to exercise these option periods. The profitability of some of our contracts could be adversely impacted if the option periods are not exercised. Our contracts also typically contain provisions permitting a government client to terminate the contract on short notice, with or without cause. The unexpected termination of significant contracts could result in significant revenue shortfalls. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot anticipate if, when or to what extent a client might terminate its contracts with us.

GOVERNMENT UNIONS MAY OPPOSE OUTSOURCING OF GOVERNMENT PROGRAMS TO OUTSIDE VENDORS SUCH AS US, WHICH COULD LIMIT OUR MARKET OPPORTUNITIES.

    Our success depends in part on our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. Unions have in the past and are likely to continue to apply political pressure on legislators and other officials seeking to outsource government programs. For example, union lobbying was instrumental in influencing the Department of Health and Human Services to deny a petition to allow private corporations to make Food Stamp and Medicaid eligibility determinations in Texas. Union opposition may result in fewer opportunities for us to service government agencies.

WE MAY LOSE EXECUTIVE OFFICERS AND SENIOR MANAGERS ON WHOM WE RELY TO GENERATE BUSINESS AND EXECUTE PROJECTS SUCCESSFULLY.

    The abilities of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. While we have employment agreements with some of our executive officers, these agreements do not prevent them from terminating their employment with us. The loss of an executive officer or senior manager could impair our ability to secure and manage engagements.

GOVERNMENT AGENCIES MAY INVESTIGATE AND AUDIT OUR CONTRACTS AND, IF ANY IMPROPRIETIES ARE FOUND, WE MAY BE REQUIRED TO REFUND REVENUES WE HAVE RECEIVED, TO FOREGO ANTICIPATED REVENUES AND MAY BE SUBJECT TO PENALTIES AND SANCTIONS, INCLUDING PROHIBITIONS ON OUR BIDDING FOR RFPS.

    The government agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. If the agency determines that we have improperly allocated costs to a specific contract, we will not be reimbursed for those costs and we will be required to refund the amount of any such costs which have been reimbursed. If a government audit uncovers improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid for RFPs in one or more jurisdictions.

WE MAY INCUR SIGNIFICANT COSTS BEFORE RECEIVING RELATED REVENUES WHICH COULD RESULT IN CASH SHORTFALLS.

    When we are awarded a contract to manage a government program, we may incur significant expenses before we receive contract payments, if any. These expenses include leasing office space, purchasing office equipment and hiring personnel. As a result, in certain large contracts where the government does not fund program start-up costs, we are required to invest significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures to approve governmental budgets in a timely manner. Moreover, any resulting cash shortfall could be exacerbated if we fail to either invoice the government agency or to collect our fee in a timely manner.

INACCURATE, MISLEADING OR NEGATIVE MEDIA COVERAGE COULD ADVERSELY AFFECT OUR REPUTATION AND OUR ABILITY TO BID FOR GOVERNMENT CONTRACTS.

    The media frequently focuses its attention on our contracts with government agencies. If the media coverage is negative, it could influence government officials to slow the pace of outsourcing government services, which could reduce the number of RFPs. The media also focuses its attention on the activities of political consultants engaged by us, even when their activities are unrelated to our business, and we may be tainted by adverse media coverage about their activities. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to bid for and win government contracts. For example, on June 13, 2001, it was reported in the press that the Attorney General of the State of South Carolina intends to investigate a contract between the state and MAXIMUS. To date, we have not been contacted by the Attorney General's office.

WE OBTAIN MOST OF OUR BUSINESS THROUGH RESPONSES TO GOVERNMENT RFPS. WE MAY NOT BE AWARDED CONTRACTS THROUGH THIS PROCESS IN THE FUTURE AND CONTRACTS WE ARE AWARDED MAY NOT BE PROFITABLE.

    Substantially all of our clients are state or local government authorities. To market our services to government clients, we are often required to respond to RFPs. To do so effectively, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within an RFP's rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business. We may not be awarded contracts through the RFP process and our proposals may not result in profitable contracts.

WE MAY BE UNABLE TO ATTRACT AND RETAIN SUFFICIENT QUALIFIED PERSONNEL NECESSARY TO SUSTAIN OUR BUSINESS.

    Our delivery of services is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and case management personnel. The additional staff also creates a concurrent demand for increased administrative personnel. The success of our Government Operations Group, Consulting Group and Systems Group requires that we attract, develop, motivate and retain:

    - experienced and innovative executive officers;

    - senior managers who have successfully managed or designed government services programs in the public sector; and

    - information technology professionals who have designed or implemented complex information technology projects.

    Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. We may be unable to continue to attract and retain desirable executive officers and senior managers. Our inability to hire sufficient personnel on a timely basis or the loss of significant numbers of executive officers and senior managers could adversely affect our business.

IF WE FAIL TO ESTABLISH AND MAINTAIN IMPORTANT RELATIONSHIPS WITH GOVERNMENT ENTITIES AND AGENCIES, OUR ABILITY TO SUCCESSFULLY BID FOR RFPS MAY BE ADVERSELY AFFECTED.

    To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. We also engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. We may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees and any failure to do so may adversely affect our ability to bid successfully for RFPs.

THE FEDERAL GOVERNMENT MAY REFUSE TO GRANT CONSENTS AND/OR WAIVERS NECESSARY TO PERMIT PRIVATE ENTITIES, SUCH AS US, TO PERFORM CERTAIN ELEMENTS OF GOVERNMENT PROGRAMS.

    Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us, which could eliminate or reduce the value of the contract.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY FUTURE LEGISLATIVE CHANGES THAT WE DO NOT ANTICIPATE OR TO WHICH WE DO NOT RESPOND EFFECTIVELY.

    The market for our services depends largely on federal and state legislative programs. These programs can be modified or amended at any time by acts of federal and state governments. For example, in 1996, Congress amended the Social Security Act to eliminate social security and supplemental income benefit payments based solely on drug and alcohol disabilities. That amendment resulted in the termination of our substantial contract with the Social Security Administration which related to the referral and monitoring of the treatment of recipients of these benefits.

    Moreover, part of our growth strategy includes aggressively pursuing opportunities created by the Welfare Reform Act and other federal and state initiatives, which we believe will be implemented to encourage long-term changes in the nation's welfare system by seeking new contracts to administer and new health and welfare programs to manage. However, there are many opponents of welfare reform and, as a result, future progress in the area of welfare reform is uncertain. The repeal of the Welfare Reform Act, in whole or in part, could adversely affect our business. Further, if additional reforms are not proposed or enacted, or if previously enacted reforms are challenged, repealed or invalidated, our growth strategy could be adversely impacted.

IF WE DO NOT SUCCESSFULLY INTEGRATE THE BUSINESSES THAT WE ACQUIRE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

    We may be unable to manage businesses that we have acquired or that we may acquire profitably or integrate them successfully without incurring substantial expenses, delays or other problems that could negatively impact our results of operations. To date, we have combined with twelve firms and have acquired substantially all of the assets of two firms and a division of another firm. We are still in the process of integrating the operations of several of these firms.

    Moreover, business combinations involve additional risks, including:

    - diversion of management's attention;

    - loss of key personnel;

    - assumption of unanticipated legal or financial liabilities;

    - our becoming significantly leveraged as a result of the incurrence of debt to finance an acquisition;

    - unanticipated operating, accounting or management difficulties in connection with the acquired entities;

    - amortization of acquired intangible assets, including goodwill; and

    - dilution to our earnings per share.

    Also, client dissatisfaction or performance problems with an acquired firm could materially and adversely affect our reputation as a whole. Further, the acquired businesses may not achieve the revenues and earnings we anticipated.

FEDERAL GOVERNMENT OFFICIALS MAY DISCOURAGE STATE AND LOCAL GOVERNMENTAL ENTITIES FROM ENGAGING US, WHICH MAY RESULT IN A DECLINE IN REVENUES.

    To avoid higher than anticipated demands for federal funds, federal government officials occasionally discourage state and local authorities from engaging private consultants to advise them on maximizing federal funding. If state and local officials are dissuaded from engaging us for revenue maximization services, we will not receive contracts for, or revenues from, those services.

WE FACE COMPETITION FROM A VARIETY OF ORGANIZATIONS, MANY OF WHICH HAVE SUBSTANTIALLY GREATER FINANCIAL RESOURCES THAN WE DO, AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH THESE ORGANIZATIONS.

    Our Government Operations Group competes for program management contracts with the following:

    - government services divisions of large organizations such as Lockheed Martin Corporation, Electronic Data Systems, Inc. and Accenture;

    - specialized service providers such as Benova, Inc., Policy Studies Incorporated, Affiliated Computer Services, Inc. and America Works, Inc.; and

    - local non-profit organizations such as the United Way, Goodwill Industries and Catholic Charities.

    Our Consulting Group competes with:

    - the consulting divisions of the "Big 5" accounting firms; and

    - small, specialized consulting firms.

    Our Systems Group competes with a large number of competitors, including Unisys, KPMG, Accenture, Litton PRC (a Northrop Grumman Company), Peregrine Systems, Inc. and Electronic Data Systems, Inc.

    Many of these companies are national and international in scope and have greater resources than we have. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we may be unable to compete for the limited number of large contracts because we may not be able to meet an RFP's requirement to obtain and post a large cash performance bond. Also, in some geographic areas, we face competition from smaller consulting firms with established reputations and political relationships. We may be unable to compete successfully against our existing or any new competitors.

WE MAY NOT RECEIVE SUFFICIENT PAYMENTS IN A QUARTER TO COVER ALL OF OUR COSTS INCURRED IN THAT QUARTER.

    A number of factors cause our payments and operating results to vary from quarter to quarter, including:

    - the progression of contracts;

    - the levels of revenues earned on fixed-price and performance-based contracts (including any adjustments in expectations for revenue recognition on fixed-price contracts);

    - the commencement, completion or termination of contracts during any particular quarter;

    - the schedules of government agencies for awarding contracts;

    - the term of awarded contracts; and

    - potential acquisitions.

    Changes in the volume of activity and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. Moreover, we incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter.

WE ARE CURRENTLY SUBJECT TO INVESTIGATIONS BY THE DISTRICT ATTORNEY'S OFFICE OF NEW YORK COUNTY AND THE UNITED STATES ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK REGARDING TWO CONTRACTS AWARDED TO US BY THE NEW YORK CITY HUMAN RESOURCES ADMINISTRATION. IF DETERMINED ADVERSELY, WE COULD BE REQUIRED TO PAY PENALTIES AND BE SUBJECT TO ADMINISTRATIVE SANCTIONS.

    In January 2000, the New York City Human Resources Administration submitted two contracts that it had awarded to us for the performance of welfare-to-work services to the Comptroller of New York City to be registered. Under New York law, the contracts must be registered in order for us to receive payment. However, the Comptroller refused to register the contracts alleging improprieties in the procurement process and in our conduct. The New York Supreme Court, Appellate Division--First Department ordered the Comptroller to register the contracts in October 2000 after finding no wrongdoing in our conduct. Nevertheless, this matter continues to be the subject of investigations being conducted by certain government agencies. The District Attorney's Office of New York County and the United States Attorney's Office for the Southern District of New York, in response to requests made by the Comptroller, are investigating the facts underlying this matter. These offices reviewed some of our documents and interviewed some of our employees in 2000 and 2001. We believe that our actions were lawful and appropriate and, although there can be no assurance of a favorable outcome, we do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE IS VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID FOR THEM.

    We first publicly issued common stock on June 13, 1997 at $16.00 per share in our initial public offering. Between June 13, 1997 and June 19, 2001, the closing sale price has ranged from a high of

$39.50 per share to a low of $17.38 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

    - quarterly fluctuations in results of operations;

    - the failure to be awarded a significant contract on which we have bid;

    - the termination by a government client of a material contract;

    - the announcement of new services by competitors;

    - political and legislative developments adverse to the privatization of government services;

    - changes in or failure to meet earnings estimates by securities analysts;

    - sales of our common stock by existing shareholders or the perception that these sales may occur;

    - adverse judgments or settlements obligating us to pay damages;

    - negative publicity; and

    - loss of key personnel.

    In addition, overall volatility has often significantly affected the market prices of securities for reasons unrelated to a company's operating performance. In the past, securities class action litigation has often been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management's attention and resources.

OUR ARTICLES OF INCORPORATION AND BYLAWS INCLUDE PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS.

    Our Articles of Incorporation and bylaws include provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Articles of Incorporation provide that our directors are to be divided into three classes and elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of us by preventing shareholders from replacing our entire board in a single proxy contest, making it more difficult for a third party to take control of us without the consent of our board of directors. Our Articles of Incorporation further provide that our shareholders may not take any action in writing without a meeting. This prohibition could impede or discourage an attempt to obtain control of us by requiring that any actions required to be taken by shareholders be taken at properly called shareholder meetings.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK AFTER THIS OFFERING COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    Our executive officers, directors and the selling shareholders, who collectively beneficially own approximately 33.1% of our outstanding common stock (approximately 20.9% of our outstanding common stock after completion of this offering), have agreed to hold their shares until 90 days after this offering, subject to certain exceptions. At that time, approximately 4,851,643 shares of common stock held by them will be eligible for immediate resale, of which 4,755,354 will be subject to volume and manner of sale restrictions. Sales, or the availability for sale, of shares of our common stock by these or other shareholders could cause the market price of our common stock to decline. In addition, 812,420 shares held by one shareholder became freely tradable on June 5, 2001, and approximately 1,164,713 additional shares of common stock issuable upon exercise of vested stock options are currently available for immediate resale.

OUR EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP OWN SUFFICIENT SHARES OF OUR COMMON STOCK TO SIGNIFICANTLY AFFECT THE RESULTS OF ANY SHAREHOLDER VOTE.

    Our executive officers and directors beneficially own approximately 32.5% of our common stock (approximately 20.6% of the outstanding common stock after completion of this offering). Two of those individuals, Dr. Mastran and Mr. Ruddy, together beneficially own approximately 30.3% of our common stock (approximately 19.2% of the outstanding common stock after completion of this offering). Mr. Ruddy has agreed to vote his shares of common stock in a manner instructed by Dr. Mastran until September 30, 2001. As a result, these executive officers and directors have the ability to significantly influence the outcome of matters requiring a shareholder vote, including the election of our board of directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. The interests of these executive officers and directors may differ from yours and these executive officers and directors may be able to delay or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over the then current market price for their shares.

WE HAVE BROAD DISCRETION IN THE USE OF PROCEEDS OF THIS OFFERING.

    We have not designated the anticipated net proceeds of this offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See "Use of Proceeds."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These forward-looking statements appear principally in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements may appear in other sections of this prospectus as well. Generally, the forward-looking statements in this prospectus use words like "anticipate," "believe," "could," "estimate," "expect," "future," "intend," "may," "opportunity," "plan," "potential," "project," "will," and similar terms.

    These forward-looking statements include statements about:

    - our strategic plans;

    - the future of our industry;

    - the activities of competitors;

    - anticipated expenses;

    - anticipated sources of future revenues; and

    - our need for additional funds.

    Forward-looking statements involve risks and uncertainties. Our actual results could differ significantly from the results discussed in the forward-looking statements in this prospectus. Many factors could cause or contribute to these differences, including the factors discussed in the section of this prospectus entitled "Risk Factors." You should carefully read this entire prospectus, particularly the section entitled "Risk Factors," before you make an investment decision.

    The forward-looking events discussed in this prospectus might not occur. Therefore, you should not place undue reliance on our forward-looking statements.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of 1,000,000 shares of our common stock in this offering at an offering price of $33.95 per share will be $31,378,000, after deducting the underwriting discount and estimated offering expenses that are payable by us. We will not receive any proceeds from the sale of our common stock by the selling shareholders. Additionally, we will not receive any proceeds if the underwriters exercise the overallotment option granted to them by two of the selling shareholders. However, we will receive approximately $66,926 representing the aggregate exercise price of the stock options through the exercise of which some of the selling shareholders will acquire their shares.

    We plan to use the net proceeds from this offering for general corporate purposes, including for working capital, expansion of existing operations, strategic acquisitions of complementary businesses or entities, including acquisitions that may be larger than those we have made in the past, and investment in systems infrastructures and new technologies. We have no present plans, commitments, understandings or agreements to acquire any business. We cannot estimate precisely the allocation of the proceeds among these uses, and we may use some of the proceeds from this offering for other purposes. Our management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. We plan to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock began trading on June 13, 1997 on the New York Stock Exchange under the symbol "MMS." The following table sets forth, for the fiscal periods indicated, the range of high and low closing prices for our common stock on the New York Stock Exchange.

                                                                HIGH       LOW
                                                              --------   --------
YEAR ENDED SEPTEMBER 30, 1999:
  First Quarter.............................................   $37.00     $26.50
  Second Quarter............................................    39.50      22.00
  Third Quarter.............................................    31.56      23.13
  Fourth Quarter............................................    36.00      27.38
YEAR ENDED SEPTEMBER 30, 2000:
  First Quarter.............................................   $35.38     $21.25
  Second Quarter............................................    38.19      30.25
  Third Quarter.............................................    32.06      20.44
  Fourth Quarter............................................    24.44      19.50
YEAR ENDING SEPTEMBER 30, 2001:
  First Quarter.............................................   $34.94     $18.44
  Second Quarter............................................    36.91      29.20
  Third Quarter (through June 19, 2001).....................    38.26      26.90

    The closing price of our common stock on June 19, 2001, as reported on the New York Stock Exchange was $33.95 per share. As of June 19, 2001, there were 129 holders of record of our common stock.

    As an S corporation prior to our initial public offering, we made a series of cash distributions to shareholders representing our earnings taxed or taxable to those shareholders. We made the last of those distributions at the end of fiscal year 1997. Since that time, we have retained, and currently anticipate that we will continue to retain, all of our earnings for use in developing our business. Distributions reported during fiscal year 1998 were related solely to S corporation distributions by companies with which we combined during the year. The distributions were to those companies' former shareholders and related to earnings prior to combining with us. Future cash dividends, if any, will be paid at the discretion of our board of directors and will depend, among other things, upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant. We do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth, as of March 31, 2001, our actual capitalization and capitalization as adjusted for the sale of the 1,000,000 shares of our common stock offered by us in this prospectus after deducting underwriting discounts and commissions and estimated offering expenses. You should read the following table in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                AS OF MARCH 31, 2001
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents and short-term investments........  $ 48,344      $ 79,722
                                                              ========      ========
Total debt..................................................  $    355      $    355
Shareholders' equity:
  Common stock, no par value; 60,000,000 shares authorized;
    21,233,805 shares issued and outstanding; 22,233,805
    shares issued and outstanding as adjusted(2)............   135,680       167,058
  Accumulated other comprehensive income....................       (13)          (13)
  Retained earnings.........................................  $ 94,400      $ 94,400
                                                              --------      --------
    Total shareholders' equity..............................  $230,067      $261,445
                                                              --------      --------
    Total capitalization....................................  $230,422      $261,800
                                                              ========      ========

------------------------

(1) Assumes net proceeds from the sale of 1,000,000 shares of our common stock in this offering of $31,378,000, after deducting the underwriting discount and estimated offering expenses of $912,000 payable by us.

(2) Excludes: (a) an aggregate of 4,187,856 shares issuable upon exercise of stock options outstanding at March 31, 2001, plus an additional 731,769 shares reserved for issuance in connection with future stock options and other awards under our 1997 Director Stock Option Plan and 1997 Equity Incentive Plan; and (b) 360,854 shares reserved for issuance under our 1997 Employee Stock Purchase Plan. See note 10 to the consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    We have derived the selected consolidated financial data presented below as of September 30, 1999 and 2000 and for each of the three years in the period ended September 30, 2000 from our consolidated financial statements and the related notes which have been audited by Ernst & Young LLP, independent auditors. We have derived the selected consolidated financial data presented below as of September 30, 1997 and 1998 and for each of the two years in the period ended September 30, 1997 from our financial statements, not included in this prospectus, which have been audited by Ernst & Young LLP. The selected consolidated financial data for the six months ended March 31, 2000 and as of and for the six months ended March 31, 2001, have been derived from unaudited financial statements which, in the opinion of our management, reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of this data. Results for the six months ended March 31, 2001 are not necessarily indicative of results that may be expected for the fiscal year ending September 30, 2001. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto and other financial information appearing elsewhere in this prospectus.

                                                                                                  SIX MONTHS ENDED
                                                       YEAR ENDED SEPTEMBER 30,                       MARCH 31,
                                         ----------------------------------------------------   ---------------------
                                           1996       1997       1998       1999       2000       2000        2001
                                         --------   --------   --------   --------   --------   --------   ----------
                                                                                                     (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues:
  Government Operations Group..........  $ 77,211   $ 97,369   $139,263   $177,428   $221,177   $105,210    $127,069
  Consulting Group.....................    53,620     64,327     83,017     99,979    119,917     54,396      72,302
  Systems Group........................     9,661     11,659     21,834     42,133     58,070     23,578      34,150
                                         --------   --------   --------   --------   --------   --------    --------
      Total revenues...................   140,492    173,355    244,114    319,540    399,164    183,184     233,521
Cost of revenues.......................   106,258    127,170    181,403    224,912    272,620    126,334     159,300
                                         --------   --------   --------   --------   --------   --------    --------
Gross profit...........................    34,234     46,185     62,711     94,628    126,544     56,850      74,221
Selling, general and administrative
  expenses.............................    20,584     26,100     34,909     50,626     67,947     30,707      40,260
Stock option compensation, merger,
  deferred compensation and ESOP
  expense(1)...........................     1,556      7,372      3,671        480        225         --          --
Amortization of goodwill and other
  acquisition-related intangibles......        --         --         --        260      3,212        645       2,751
Legal settlement expense...............        --         --         --         --      3,650         --          --
                                         --------   --------   --------   --------   --------   --------    --------
Income from operations.................    12,094     12,713     24,131     43,262     51,510     25,498      31,210
Interest and other (expense) income....       (47)       921      1,823      3,604      3,045      2,149         454
                                         --------   --------   --------   --------   --------   --------    --------
Income before income taxes.............    12,047     13,634     25,954     46,866     54,555     27,647      31,664
Provision for income taxes(2)..........       530      4,104     10,440     19,240     24,087     11,421      13,141
                                         --------   --------   --------   --------   --------   --------    --------
Net income.............................  $ 11,517   $  9,530   $ 15,514   $ 27,626   $ 30,468   $ 16,226    $ 18,523
                                         ========   ========   ========   ========   ========   ========    ========
Earnings per share:
  Basic................................  $   0.87   $   0.67   $   0.86   $   1.35   $   1.45   $   0.77    $   0.87
                                         ========   ========   ========   ========   ========   ========    ========
  Diluted..............................  $   0.87   $   0.65   $   0.85   $   1.32   $   1.42   $   0.76    $   0.85
                                         ========   ========   ========   ========   ========   ========    ========
Weighted average shares outstanding:
  Basic................................    13,273     14,208     17,937     20,537     21,055     21,019      21,179
                                         ========   ========   ========   ========   ========   ========    ========
  Diluted..............................    13,273     14,593     18,296     20,891     21,424     21,427      21,804
                                         ========   ========   ========   ========   ========   ========    ========

                                                     FOOTNOTES ON FOLLOWING PAGE

                                                               AS OF SEPTEMBER 30,
                                             -------------------------------------------------------        AS OF
                                                1996         1997       1998       1999       2000     MARCH 31, 2001
                                             -----------   --------   --------   --------   --------   ---------------
                                             (UNAUDITED)                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and short-term
  investments..............................    $ 3,397     $ 51,875   $ 32,980   $ 98,882   $ 38,334       $ 48,344
Working capital............................     25,467       66,108     78,478    150,472    127,812        146,723
Total assets...............................     50,993      113,884    126,002    223,036    256,903        270,274
Total debt.................................        331        1,596        820        578        764            355
Redeemable common stock....................     31,758           --         --         --         --             --
Total shareholders' (deficit) equity.......     (3,651)      69,041     86,787    175,479    208,933        230,067

------------------------

(1) In January 1997, we issued options to various employees to purchase 403,975 shares of our common stock at a formula price based on book value. During 1997, we recorded a non-recurring charge against income of $5,874,000 for the difference between the initial public offering price and the formula price for all options outstanding. We recorded a deferred tax benefit relating to the charge in the amount of $2,055,000. The option exercise price is a formula price based on the book value of our common stock at September 30, 1996, and was established pursuant to a pre-existing shareholder agreement.

(2) For the year ended September 30, 1996, and during fiscal year 1997 up to and including June 12, 1997, we elected to be treated as an S corporation and our income was taxed for federal and most state purposes directly to our shareholders. In connection with our initial public offering, our S corporation status terminated and we recorded a deferred tax charge against income of $2,566,000 for the cumulative differences between the financial reporting and income tax basis of certain assets and liabilities at June 12, 1997. Subsequent to June 12, 1997, we have recorded state and federal income taxes based on earnings for those periods. Income taxes provided for periods prior to our initial public offering related primarily to operations of David M. Griffith & Associates, Ltd., a company we merged with during 1998 in a transaction accounted for as a pooling of interests.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading provider of program management, consulting services and systems solutions primarily to state and local government agencies throughout the United States. Since our inception in 1975, we have been at the forefront of innovation in meeting our mission of "Helping Government Serve the People." We use our expertise, experience and advanced information technology to make government operations more efficient and cost-effective while improving the quality of services provided to program beneficiaries. We currently have contracts with government agencies in all 50 states, 49 of the 50 largest cities and 27 of the 30 largest counties. We have been profitable every year since we were founded. For the fiscal year ended September 30, 2000, we had revenues of $399.2 million and net income of $30.5 million, and for the six months ended March 31, 2001, we had revenues of $233.5 million and net income of $18.5 million.

    Prior to October 2000, we conducted our operations through two groups: the Government Operations Group and the Consulting Group. In October 2000, we reorganized our groups to better focus and manage our existing and future technology assets. Our core technology assets were moved from our Consulting Group to our newly created Systems Group. Accordingly, prior period financial information has been reclassified to reflect current period presentation of segment information.

    Our revenues are generated from contracts with various payment arrangements, including: (1) fixed-price; (2) costs incurred plus a negotiated fee ("cost-plus"); (3) performance-based criteria; and (4) time and materials reimbursement (used primarily by the Consulting Group). For the fiscal year ended September 30, 2000, the most recent period for which this information is available, revenues from fixed-price contracts were approximately 47% of total revenues; revenues from cost-plus contracts were approximately 19% of total revenues; revenues from performance-based contracts were approximately 18% of total revenues; and revenues from time and materials reimbursement contracts were approximately 16% of total revenues. Traditionally, a majority of our contracts with state and local government agencies have been fixed-price and performance-based and federal government contracts have been cost-plus. Fixed-price and performance-based contracts generally offer higher margins but typically involve more risk than cost-plus or time and materials reimbursement contracts because we are subject to the risk of potential cost overruns or inaccurate revenue estimates.

    We recognize revenues from cost-plus contracts, including a pro rata amount of the negotiated fee, as costs are incurred. We recognize revenues from fixed-price, performance-based and time and materials reimbursement contracts, including a portion of our estimated profit, as costs are incurred. Each quarter, management reviews the costs incurred, the revenues recognized and billings from government contracts to adjust recognized revenue amounts.

    The Government Operations Group's contracts generally contain base periods of one or more years as well as one or more option periods that may cover more than half of the potential contract duration. As of September 30, 2000, our average Government Operations contract duration was approximately 2.3 years. Our Consulting Group contracts had performance periods ranging from one month to approximately two years. Our average Systems Group contract duration was
1.5 years.

    Our most significant expense is cost of revenues, which consists primarily of project-related employee salaries and benefits, subcontractors, computer equipment and travel expenses. Our ability to accurately predict personnel requirements, salaries and other costs as well as to effectively manage a project or to achieve certain levels of performance can have a significant impact on the service costs related to our fixed-price, performance-based and time and materials reimbursement contracts. Service cost variability has little impact on cost-plus arrangements because allowable costs are reimbursed by the client.

    Selling, general and administrative expenses consist of management, marketing and administration costs including salaries, benefits, travel, recruiting, continuing education and training, facilities costs, printing, reproduction, communications and equipment depreciation.

BUSINESS COMBINATIONS AND ACQUISITIONS

    As part of our growth strategy, we intend to continue to selectively identify and pursue complementary businesses to expand our geographic reach and the breadth and depth of our services and to enhance our customer base, including pursuing acquisitions that may be larger than those we have made in the past. Since the beginning of fiscal 2000, we have completed the following transactions:

                                                                                        INTANGIBLE ASSETS
  ACQUIRED COMPANY     DESCRIPTION OF BUSINESS        DATE           PURCHASE PRICE          RECORDED
---------------------  -----------------------  ----------------   ------------------   ------------------
Opportunity America    Employment training and  May 11, 2001       $825,000             $753,000
  LLC                  placement

Strategic Partners     Activity-based costing   July 19, 2000      $1,800,000           $1,609,000
  International LLC    systems

Technology Management  Child support            April 29, 2000     $9,674,000           $10,036,000
  Resources            collection services

Valuation Resource     Asset inventorying and   April 14, 2000     $4,500,000           $3,585,000
  Management, Inc.     valuation services

Asset Works, Inc.      Infrastructure           April 12, 2000     $8,613,000           $8,674,000
                       management systems

3-G International,     Smart-card systems       March 31, 2000     $7,000,000 plus      $7,054,000
  Inc.                                                             an earn-out of       (excludes May
                                                                   $1,126,000 paid      earn-out payment)
                                                                   May 2001

Crawford Consulting,   Web-enabled information  March 20, 2000     $16,750,000          $11,887,000
  Inc.                 systems

Public Systems, Inc.   Client-server            October 20, 1999   $5,000,000           $4,540,000
                       management systems

RESULTS OF OPERATIONS

                                                                  YEAR ENDED SEPTEMBER 30,
                                                            ------------------------------------   SIX MONTHS ENDED
                                                              1998          1999          2000      MARCH 31, 2001
                                                            --------      --------      --------   ----------------
Revenues:
  Government Operations Group.........................        57.0%         55.5%         55.4%           54.4%
  Consulting Group....................................        34.0          31.3          30.0            31.0
  Systems Group.......................................         9.0          13.2          14.6            14.6
                                                             -----         -----         -----           -----
    Total revenues....................................       100.0         100.0         100.0           100.0
Cost of revenues......................................        74.3          70.4          68.3            68.2
                                                             -----         -----         -----           -----
Gross profit:
  Government Operations Group.........................        18.0          19.7          23.1            21.5
  Consulting Group....................................        37.4          41.6          41.7            43.9
  Systems Group.......................................        30.4          42.8          44.0            44.4
                                                             -----         -----         -----           -----
    Total gross profit as percentage of total
      revenues........................................        25.7          29.6          31.7            31.8
Selling general and administrative expenses...........        14.3          15.8          17.0            17.2
Merger, deferred compensation and ESOP expense........         1.5           0.2           0.1              --
Amortization of goodwill and other acquisition-related
  intangibles.........................................          --           0.1           0.8             1.2
Legal settlement expense..............................          --            --           0.9              --
                                                             -----         -----         -----           -----
Income from operations................................         9.9          13.5          12.9            13.4
Interest and other income.............................         0.7           1.1           0.7             0.1
                                                             -----         -----         -----           -----
Income before income taxes............................        10.6          14.6          13.6            13.5
Provision for income taxes............................         4.2           6.0           6.0             5.6
                                                             -----         -----         -----           -----
Net income............................................         6.4%          8.6%          7.6%            7.9%
                                                             =====         =====         =====           =====

SIX MONTHS ENDED MARCH 31, 2001 COMPARED TO SIX MONTHS ENDED MARCH 31, 2000

    REVENUES. Our total contract revenues increased 27.5% to $233.5 million for the six months ended March 31, 2001 from $183.2 million for the same period in 2000. Revenues of our Government Operations Group increased 20.8% to
$127.1 million for the six months ended March 31, 2001 from $105.2 million for the same period in 2000. This increase was due to an increase in the number of contracts plus revenue totaling $2.8 million received during the six month period ended March 31, 2001 from entities acquired after the start of the six month period ended March 31, 2000. Revenues of our Consulting Group increased 32.9% to $72.3 million for the six months ended March 31, 2001 from $54.4 million for the same period in 2000. This increase was due to an increase in the number of contracts plus revenue totaling $4.2 million received during the six month period ended March 31, 2001 from entities acquired after the start of the six month period ended March 31, 2000. Revenues of our Systems Group increased 44.8% to $34.1 million for the six months ended March 31, 2001 from $23.6 million for the same period in 2000. This increase was primarily due to revenue totaling $10.1 million received during the six month period ended
March 31, 2001 from entities acquired after the start of the six month period ended March 31, 2000. For the six months ended March 31, 2001 compared to the six months ended March 31, 2000, our overall growth in revenue was 18.1% excluding the revenue from entities we acquired after the period ended
March 31, 2000.

    GROSS PROFIT. Our total gross profit increased 30.6% to $74.2 million for the six months ended March 31, 2001 from $56.9 million for the same period in 2000. Gross profit of our Government Operations Group increased 16.3% to
$27.3 million for the six months ended March 31, 2001 from $23.5 million for the six months ended March 31, 2000. As a percentage of Government Operations

Group revenues, Government Operations Group gross profit decreased to 21.5% for the six months ended March 31, 2001 from 22.3% for the same period in 2000. The decrease was due to additional revenue being recognized in the six months ended March 31, 2000 upon the completion of one contract. Gross profit of our Consulting Group increased 43.0% to $31.7 million for the six months ended March 31, 2001 from $22.2 million for the same period in 2000. As a percentage of Consulting Group revenues, Consulting Group gross profit increased to 43.9% for the six months ended March 31, 2001 from 40.8% for the same period in 2000, primarily due to improved margins. Gross profit of our Systems Group increased 35.8% to $15.2 million for the six months ended March 31, 2001 from $11.2 million for the same period in 2000 due to increased revenues. As a percentage of Systems Group revenues, Systems Group gross profit decreased to 44.4% for the six months ended March 31, 2001 from 47.3% for the same period in 2000, due primarily to a decline in software license sales.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our SG&A expenses increased 31.1% to $40.3 million for the six months ended March 31, 2001 from $30.7 million for the same period in 2000. The primary reasons for the increase in SG&A costs were the increase in marketing and proposal preparation expenditures incurred to pursue further growth and, to a lesser extent, the increase in corporate and administrative staff to 192 at March 31, 2001 from 183 at March 31, 2000. As a percentage of our revenues, our SG&A expenses increased to 17.2% for the six months ended March 31, 2001 from 16.8% for the same period in 2000.

    AMORTIZATION OF GOODWILL AND OTHER ACQUISITION-RELATED INTANGIBLES. In the quarter ended March 31, 2001, we incurred $2.8 million of amortization expense, as compared to $0.6 million for the same period in 2000. The increase is due to amortization of $56.0 million of goodwill and other acquisition-related intangible assets we recorded in connection with acquisitions we completed through fiscal year 2000.

    INTEREST AND OTHER INCOME. The decrease in interest and other income to $0.5 million for the six months ended March 31, 2001 as compared to $2.1 million for the same period in 2000 was due to a decrease in the average balance of funds we invested.

    PROVISION FOR INCOME TAXES. Our provision for income tax for the six months ended March 31, 2001 was 41.5% of income before income taxes as compared to 41.3% for the six months ended March 31, 2000. This increase was due to differences in the amounts of certain expense items, primarily amortization of intangible assets, some of which is not deductible for tax purposes.

YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

    REVENUES. Our total revenues increased 24.9% to $399.2 million in fiscal 2000 from $319.5 million in fiscal 1999. Revenues of our Government Operations Group increased 24.7% to $221.2 million in fiscal 2000 from $177.4 million in fiscal 1999. This increase was due to an increase in the number of contracts in the group plus revenue totaling $8.0 million received from entities acquired after the start of the period ended September 30, 1999. Revenues of our Consulting Group increased 19.9% to $119.9 million in fiscal 2000 from $100.0 million in fiscal 1999. This increase was due to an increase in the number of contracts, revenues totaling $3.9 million from companies purchased in fiscal 2000 and revenue growth from companies that we purchased during fiscal 1999. Revenues of our Systems Group increased 37.8% to $58.1 million in fiscal 2000 from $42.1 million in fiscal 1999. This increase was due primarily to revenues totaling $14.6 million from companies purchased in fiscal 2000.

    GROSS PROFIT. Our total gross profit increased 33.7% to $126.5 million in fiscal 2000 from $94.6 million in fiscal 1999. Gross profit of our Government Operations Group increased 45.7% to $51.0 million in fiscal 2000 from $35.0 million in fiscal 1999. As a percentage of Government Operations Group revenues, Government Operations Group gross profit increased to 23.1% in fiscal 2000 from 19.7% in fiscal 1999. This increase was primarily due to improved gross margins on a few projects within the Group. Gross profit of our Consulting Group increased 20.1% to $50.0 million in fiscal 2000 from $41.6 million in fiscal 1999. As a percentage of Consulting Group revenues, Consulting Group gross profit remained relatively unchanged. Gross profit of our Systems Group increased 41.8% to $25.6 million in fiscal 2000 from $18.0 million in fiscal 1999. As a percentage of Systems Group revenues, Systems Group gross profit increased to 44.0% in fiscal 2000 from 42.8% in fiscal 1999. The improvement in gross margin for the Systems Group was due primarily to the impact of a 50.6% margin realized by one division in the Group.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our SG&A expenses increased 34.2% to $67.9 million in fiscal 2000 from $50.6 million in fiscal 1999. As a percentage of revenues, SG&A expenses increased to 17.0% for fiscal 2000 from 15.8% for fiscal 1999. This increase in costs was due to increases in the number of non-project professional and administrative personnel and the amount of professional fees necessary to support our growth and marketing and proposal preparation expenditures incurred to pursue further growth. During fiscal 2000, the total number of support staff employees increased and we further expanded the Government Affairs and Investor Relations unit and the Information Systems unit. In fiscal 2000, the number of administrative and systems personnel increased 33.6% to 342 from 256 in fiscal 1999 and the number of employees increased from 3,285 total employees at September 30, 1999 to 4,205 total employees at September 30, 2000.

    MERGER, DEFERRED COMPENSATION AND ESOP EXPENSES. During fiscal year 2000, we incurred $0.2 million of non-recurring expenses in connection with acquisitions we completed during the year. These expenses consisted of legal, audit and due diligence expenses. During fiscal year 1999, we incurred
$0.5 million of non-recurring expenses in connection with acquisitions. These expenses consisted of legal, audit and due diligence expenses.

    AMORTIZATION OF GOODWILL AND OTHER ACQUISITION-RELATED INTANGIBLES. During fiscal year 2000, we incurred $3.2 million of amortization expense related to the $56.1 million of goodwill and other acquisition-related intangible assets we recorded in connection with acquisitions we completed during fiscal 1999 and fiscal 2000. During fiscal year 1999, we incurred $0.3 million of amortization expense related to the $7.6 million of goodwill and other acquisition-related intangible assets we recorded in connection with the acquisitions we completed during the year.

    LEGAL SETTLEMENT EXPENSE. In the fourth quarter of fiscal 2000, we incurred an expense of $3.7 million to settle, without admission of fault or liability by us, litigation brought against us by a former officer, director and shareholder in connection with our repurchase of his shares following his resignation in 1996.

    PROVISION FOR INCOME TAXES.  Income tax expense increased 25.2% to
$24.1 million in fiscal 2000 from $19.2 million in fiscal 1999. As a percentage of income before income taxes, the income tax expense increased to 44.2% for fiscal 2000 from 41.0% for fiscal 1999. This increase was due primarily to the non-deductibility of the legal settlement expense discussed above.

YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

    REVENUES. Our total revenues increased 30.9% to $319.5 million in fiscal 1999 from $244.1 million in fiscal 1998. Revenues of our Government Operations Group increased 27.4% to $177.4 million in fiscal 1999 from $139.3 million in fiscal 1998. This increase was due to an increase in the number of contracts in the group. Revenues of our Consulting Group increased 20.4% to $100.0 million in fiscal 1999 from $83.0 million in fiscal 1998. This increase was due to an increase in the number of contracts, revenues totaling $5.1 million from companies we purchased in fiscal 1999 and revenue growth from companies that merged with us in fiscal 1998 in transactions accounted for as immaterial poolings of interests. These companies had $2.2 million of pre-merger revenues in fiscal 1998 that were not included in our reported fiscal 1998 revenue. Revenues of our Systems Group increased 93.0% to

$42.1 million in fiscal 1999 from $21.8 million in fiscal 1998. This increase was primarily due to revenue growth of $18.1 million from companies that merged with us in fiscal 1998 in transactions accounted for as immaterial poolings of interests. These companies had $11.5 million of pre-merger revenues in fiscal 1998 that were not included in our reported fiscal 1998 revenue.

    GROSS PROFIT. Our total gross profit increased 50.9% to $94.6 million in fiscal 1999 from $62.7 million in fiscal 1998. Gross profit of our Government Operations Group increased 39.6% to $35.0 million in fiscal 1999 from $25.0 million in fiscal 1998. As a percentage of Government Operations Group revenues, Government Operations Group gross profit increased to 19.7% in fiscal 1999 from 18.0% in fiscal 1998. This increase was primarily due to improved gross margins on two of the three Health Management Services contracts we purchased in fiscal 1998. Gross profit of our Consulting Group increased 34.1% to $41.6 million in fiscal 1999 from $31.0 million in fiscal 1998. As a percentage of Consulting Group revenues, Consulting Group gross profit increased to 41.6% in fiscal 1999 from 37.4% in fiscal 1998. The improvement in gross margin for the Consulting Group was due to improved operating efficiencies within the group. Systems Group gross profit increased 171.6% to $18.0 million in fiscal 1999 from $6.6 million in fiscal 1998. As a percentage of Systems Group revenues, Systems Group gross profit increased to 42.8% in fiscal 1999 from 30.4% in fiscal 1998. The improvement in gross margin for the Systems Group was due primarily to the impact of a 50.0% margin realized by one division in the Group, which constituted 45.1% of fiscal 1999 Systems Group revenues, compared to only 20.3% of fiscal 1998 Systems Group revenues.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our total SG&A expenses increased 45.0% to $50.6 million in fiscal 1999 from $34.9 million in fiscal 1998. As a percentage of revenues, SG&A increased to 15.9% for fiscal 1999 from 14.3% for fiscal 1998. This increase in costs was due to increases in the number of non-project professional and administrative personnel and the amount of professional fees necessary to support our growth and marketing and proposal preparation expenditures incurred to pursue further growth. We established a Government Affairs and Investor Relations unit at the end of fiscal 1998 and significantly increased the size of our Information Systems unit during fiscal 1999. From September 30, 1998 to September 30, 1999 the number of administrative and systems personnel increased 23.1% from 208 to 256 and the total number of employees increased from 2,870 total employees at September 30, 1998 to 3,285 total employees at September 30, 1999.

    MERGER, DEFERRED COMPENSATION AND ESOP EXPENSES. During fiscal year 1999, we incurred $0.5 million of non-recurring expenses in connection with acquisitions we completed during the year. These expenses consisted of legal, audit and due diligence expenses. During fiscal year 1998, we incurred
$3.7 million of non-recurring expenses in connection with acquisitions we completed during the year. These expenses consisted of legal, audit, broker, trustee, deferred compensation and other expenses and the acceleration of expenses related to stock appreciation rights for employees of one of our acquired companies totaling $0.9 million.

    AMORTIZATION OF GOODWILL AND OTHER ACQUISITION-RELATED INTANGIBLES. We incurred $0.3 million of amortization expense related to the $7.6 million of goodwill and other acquisition-related intangible assets we recorded in connection with acquisitions during fiscal 1999. We did not incur any amortization expenses in fiscal 1998 because we accounted for all acquisitions we completed during that fiscal year as poolings of interests.

    PROVISION FOR INCOME TAXES. Our income tax expense increased 84.3% to $19.2 million in fiscal 1999 from $10.4 million in fiscal 1998. As a percentage of income before income taxes, our income tax expense increased to 41.0% for fiscal 1999 from 40.2% for fiscal 1998. This increase was due primarily to the effect of the termination of the S corporation status of Control Software, Inc. upon its merger with us.

QUARTERLY RESULTS

    Set forth below are selected income statement data for the eight quarters ended March 31, 2001. We derived this information from unaudited quarterly financial statements that include, in the opinion of our management, all adjustments necessary for a fair presentation of the information for such periods. You should read this information in conjunction with the consolidated financial statements and related notes thereto included in this prospectus. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                                               QUARTER ENDED
                                          ---------------------------------------------------------------------------------------
                                          JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                            1999       1999        1999       2000       2000       2000        2000       2001
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Government Operations Group...........  $ 47,427   $ 48,640    $ 51,180   $ 54,030   $ 55,629   $ 60,338    $ 60,483   $ 66,586
  Consulting Group......................    24,796     27,641      27,141     27,255     31,150     34,371      35,539     36,763
  Systems Group.........................    11,945     10,455      11,362     12,216     18,798     15,694      16,894     17,256
                                          --------   --------    --------   --------   --------   --------    --------   --------
      Total revenues....................    84,168     86,736      89,683     93,501    105,577    110,403     112,916    120,605
Cost of revenues........................    58,467     61,318      62,085     64,249     71,832     74,454      77,254     82,046
                                          --------   --------    --------   --------   --------   --------    --------   --------
Gross profit:
  Government Operations Group...........     9,494     10,078      11,167     12,347     12,733     14,736      12,786     14,554
  Consulting Group......................    10,452     11,032      11,327     10,855     12,352     15,448      15,076     16,655
  Systems Group.........................     5,755      4,308       5,104      6,050      8,660      5,765       7,800      7,350
                                          --------   --------    --------   --------   --------   --------    --------   --------
      Total gross profit................    25,701     25,418      27,598     29,252     33,745     35,949      35,662     38,559
Selling, general and administrative
  expenses..............................    13,844     12,737      15,426     15,281     18,036     19,204      19,751     20,509
Merger, deferred compensation and ESOP
  expense...............................       152        210          --         --        210         15          --         --
Amortization of goodwill and other
  acquisition-related intangibles.......        88        172         274        371      1,079      1,488       1,392      1,359
Legal settlement expense................        --         --          --         --         --      3,650          --         --
                                          --------   --------    --------   --------   --------   --------    --------   --------
Income from operations..................    11,617     12,299      11,898     13,600     14,420     11,592      14,519     16,691
Interest and other income...............       965      1,364       1,050      1,099        366        530         288        166
                                          --------   --------    --------   --------   --------   --------    --------   --------
Income before income taxes..............    12,582     13,663      12,948     14,699     14,786     12,122      14,807     16,857
Provision for income taxes..............     5,131      5,756       5,288      6,133      6,188      6,478       6,145      6,996
                                          --------   --------    --------   --------   --------   --------    --------   --------
Net income..............................  $  7,451   $  7,907    $  7,660   $  8,566   $  8,598   $  5,644    $  8,662   $  9,861
                                          ========   ========    ========   ========   ========   ========    ========   ========
Earnings per share:
  Basic.................................  $   0.36   $   0.38    $   0.36   $   0.41   $   0.41   $   0.27    $   0.41   $   0.46
                                          ========   ========    ========   ========   ========   ========    ========   ========
  Diluted...............................  $   0.35   $   0.37    $   0.36   $   0.40   $   0.40   $   0.26    $   0.40   $   0.45
                                          ========   ========    ========   ========   ========   ========    ========   ========

    Our revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including:

    - the progress of contracts;

    - revenues earned on contracts;

    - the commencement and completion of contracts during any particular quarter;

    - the schedule of government agencies for awarding contracts; and

    - the term of each contract that we have been awarded.

    Because a significant portion of our expenses are relatively fixed, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter. Further, we have occasionally experienced a pattern in our results of operations pursuant to which we incur greater operating expenses during the start-up and early stages of significant contracts prior to receiving related revenues. Our quarterly results may fluctuate, causing a material adverse effect on our operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    For the six months ended March 31, 2001, cash provided by operations was $13.3 million as compared to cash used in operations of $3.9 million for the six months ended March 31, 2000. Improvements in realizations on accounts receivable collections, from an increase in accounts receivable of $6,884 in the six months ended March 31, 2000 to a decrease in accounts receivable of $8,129 in the six months ended March 31, 2001, have had a significant positive effect in the first six months of fiscal 2001, partially offset by an increase in costs and estimated earnings in excess of billings (i.e., unbilled receivables) and a decrease in billings in excess of costs and estimated earnings (i.e., deferred revenue). The increase in unbilled accounts receivable and the decrease in deferred revenues during the six months ended March 31, 2001 were due to a number of new contract startups and the impact of a number of contracts for which billings do not match costs incurred in connection with such contracts. We believe that the unbilled receivables will decrease during the remainder of fiscal 2001, resulting in a positive effect on cash flow. Higher income after adjustment for depreciation and amortization and changes in working capital accounts has also favorably impacted our operating cash flow.

    For the six months ended March 31, 2001, cash used in investing activities was $5.3 million as compared to $12.7 million for the six months ended
March 31, 2000. Cash used in investing activities for the six months ended
March 31, 2001 primarily consisted of expenditures for capitalized software costs totaling $3.8 million and purchases of property and equipment of $2.3 million. During the six months ended March 31, 2000, we generated cash from sales of marketable securities, substantially all of which consisted of short-term municipal bonds totaling $10.7 million, and used $21.5 million in cash for two acquisitions.

    Cash provided by financing activities during the six months ended March 31, 2001 was $2.0 million and during the six months ended March 31, 2000 was $1.5 million, which consisted primarily of sales of stock to employees through our employee stock purchase plan and stock option plan during both periods.

    Cash used in investing activities totaled $25.0 million during the year ended September 30, 2000 as compared to $45.1 million of cash used in investing activities for the year ended September 30, 1999. The $25.0 million of cash used in investing activities for the year ended September 30, 2000 consisted of $53.3 million for acquisitions, net of cash acquired, $5.0 million for the purchase of property and equipment (of which $1.6 million was for improvements to the corporate headquarters building), and $2.8 million for capitalized software development costs, offset by the sale of marketable securities totaling $36.1 million. The $45.1 million of cash used in investing activities for the year ended September 30, 1999 consisted of purchases of marketable securities totaling $23.2 million, $8.0 million for the purchase of our corporate headquarters in Reston, Virginia, $11.2 million for acquisitions, net of cash acquired, and $2.6 million for the purchase of property and equipment.

    Cash used in financing activities totaled $4.5 million during the year ended September 30, 2000 and consisted of $6.8 million of payments on borrowings of companies which were acquired during the year, offset by the receipt of proceeds of $2.3 million from the issuance of common stock through option exercises and through purchases under our employee stock purchase plan. Cash provided by financing activities totaled $59.3 million during the year ended September 30, 1999 and consisted primarily of $61.0 million of proceeds, net of offering expenses, from our secondary offering of common stock that we completed in December 1998.

    We had a $10.0 million revolving credit facility with a bank, which was available for borrowing and the issuance of letters of credit. We had not used the credit facility to finance our working capital needs, and our management decided to allow the credit facility to expire at March 31, 1999. We may in the future incur indebtedness to finance acquisitions.

    We believe that we will have sufficient resources to meet our currently anticipated capital expenditure and working capital cash needs over the next twelve months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We believe that our exposure to market risk related to the effect of changes in interest rates, foreign currency exchange rates, commodity prices and equity prices with regard to instruments entered into for trading or for other purposes is immaterial.

NEW ACCOUNTING PRONOUNCEMENT

    In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB 101 summarizes some of the staff's interpretations of application of generally accepted accounting principles to revenue recognition, including presentation in the consolidated financial statements. The staff provided guidance due, in part, to the large number of revenue recognition issues that it has encountered in registrant filings.

    Under SAB 101, we will recognize revenue on many of our performance-based contracts as billings are rendered to customers, rather than as costs are incurred. Upon adopting SAB 101, we will adjust our financial statements for the six months ended March 31, 2001 to reflect the change in revenues and profit resulting from the application of the new accounting principle. We are currently evaluating the impact that SAB 101 will have on our financial statements and we intend to adopt SAB 101 in the fourth quarter of fiscal 2001.

                                    BUSINESS

OVERVIEW

    We are a leading provider of program management, consulting services and systems solutions primarily to state and local government agencies throughout the United States. Since our inception in 1975, we have been at the forefront of innovation in meeting our mission of "Helping Government Serve the People-Registered Trademark-." We use our expertise, experience and advanced information technology to make government operations more efficient and cost-effective while improving the quality of services provided to program beneficiaries. We currently have contracts with government agencies in all 50 states, 49 of the 50 largest cities and 27 of the 30 largest counties. For the year ended September 30, 2000, our five largest contracts were with government agencies in Texas, California, New York, Maryland and New Jersey and accounted for approximately 20.6% of our fiscal 2000 revenues. We have been profitable every year since we were founded. For the fiscal year ended
September 30, 2000, we had revenues of $399.2 million and net income of $30.5 million, and for the six months ended March 31, 2001, we had revenues of $233.5 million and net income of $18.5 million.

    We conduct our operations through three groups: our Government Operations Group, our Consulting Group and our Systems Group. Our Government Operations Group administers and manages state and local government programs on a fully-outsourced basis. Examples of these programs include welfare-to-work and job readiness, child care, child support enforcement, managed care enrollment and disability services. Our Consulting Group provides program planning and quality assurance services to state and local government agencies, in addition to general management consulting services and specialized services such as assisting state and local agencies in maximizing federal funding for their programs. Our Systems Group provides state and local agencies with systems design and implementation to improve the efficiency and cost-effectiveness of their program administration. We offer our own suite of proprietary software products in addition to customized versions of popular applications such as PeopleSoft.

    We believe that we are well-positioned to benefit from the continued increase in demand for new program management, consulting services and systems solutions that has arisen in an environment characterized by changing regulation and evolving technology. We believe that fiscal pressures will compel state governments to continue to rationalize program operations and upgrade existing technology to operate more cost-efficient and productive programs. To achieve these efficiencies, we believe that many government agencies will turn to outside experts, including us, for help.

MARKET OPPORTUNITIES

OVERVIEW

    We believe that providing program management, consulting services and systems solutions to government agencies continues to represent significant market opportunities. The federal, state and local government agencies in the United States to which we market our services spend more than $250 billion annually on health and human services programs including Medicaid, Children's Health Insurance, Food Stamps, Child Support Enforcement, Supplemental Security Income, Temporary Assistance to Needy Families, and various other programs. Based on currently available data published by the federal government, we estimate that states spend over $23 billion annually to administer these programs, of which we estimate only a small portion was outsourced to private service providers, including us. We believe that state and local government agencies will increasingly rely on private service providers to administer their programs and will also increasingly engage consultants as they seek to reduce costs and improve the delivery of services. The following table describes the market for our services:

                                                                ESTIMATED NUMBER     ESTIMATED ANNUAL
                                                                       OF             ADMINISTRATIVE
STATE-OPERATED PROGRAM                                        BENEFICIARIES SERVED     EXPENDITURES
----------------------                                        --------------------   ----------------
Medicaid....................................................        40.6 million      $ 6.9 billion
Food Stamps.................................................        19.8 million        4.0 billion
Child Support Enforcement...................................        11.9 million        3.6 billion
Supplemental Social Security Income.........................         6.6 million        2.5 billion
Temporary Assistance to Needy Families......................         7.2 million        2.3 billion
Children's Health Insurance.................................         3.3 million        0.4 billion
Certain Other Social Services...............................         6.8 million        3.5 billion
                                                                 ---------------      -------------
Total.......................................................        96.2 million      $23.2 billion

LEGISLATIVE INITIATIVES

    In the last several years, there has been a significant increase in legislation and initiatives to reform federal, state and local health and human services programs, including the Welfare Reform Act of 1996, the Balanced Budget Act of 1997, Government Accounting Standards Board Statement No. 34 and the Health Insurance Portability and Accountability Act of 1996.

    WELFARE REFORM ACT OF 1996. The Welfare Reform Act was one of the most significant of the legislative reforms and restructured the benefits available to welfare recipients, eliminated unconditional welfare entitlement and, most importantly, restructured the funding relationships between federal and state governments. Under the Welfare Reform Act, states receive block grant funding from the federal government and may no longer seek reimbursement in the form of matching federal government funds for expenditures in excess of block grants. Accordingly, states bear the financial risk for the operation of their welfare programs.

    All states and many local governments are taking action to respond to welfare reform. Some of these actions include enlisting the advice of specialized management consultants on ways to more efficiently and effectively administer their health and human services programs and in many cases outsource the management of such programs completely. As a result, we have been awarded performance-based contracts to manage health care enrollment services contracts for government agencies in California, New York, Texas, Massachusetts, Michigan, New Jersey, Iowa, Kansas, Colorado and Vermont. We have also been retained by numerous states and municipalities to provide welfare reform related consulting services.

    Further, as an increasing number of individuals are enrolled in managed care plans, a need has arisen to provide a mechanism by which disputes between patients and their managed healthcare plan can be resolved. We operate the nation's largest system for the resolution of disputes among health plans, subscribers and providers through independent external review. We are the sole national contractor to the Federal Health Care Financing Administration for external appeals in the Medicare Managed Care Program and have rapidly expanded our services into 15 state governments.

    BALANCED BUDGET ACT OF 1997. The Balanced Budget Act established, among other programs, the State Children's Health Insurance Program. This program provides federal matching funds to enable states to expand health care to targeted uninsured, low-income children over a five-year period. Under the Balanced Budget Act, the federal government made $39.7 billion available over ten years to states with federally-approved plans to expand state Medicaid programs, initiate new insurance programs or combine programs. In June 1998, the federal government also mandated sweeping protections to Medicare beneficiaries, including increased access to health plans by persons with pre-existing illnesses, added protections for women and non-English speaking beneficiaries and increased availability of specialists. Given the breadth and depth of our expertise, we have capitalized upon these new opportunities by assisting states in planning, implementing and maintaining the increased enrollment and outreach required by these federal initiatives.

    GOVERNMENTAL ACCOUNTING COMPLIANCE. Another emerging market created by changes in legislation or government policy is helping states and municipal governments comply with Governmental Accounting Standards Board Statement
No. 34 adopted in 1999. GASB 34 requires government entities to properly value and account for their capital assets and infrastructure. Compliance with these new rules is being phased in over a five-year period beginning in 2001. Our Consulting Group is well-positioned to assist states and municipal governments in complying with GASB 34 as it has the requisite experience to perform all the services necessary to ensure compliance. We have already entered into 120 contracts valued at approximately $4.5 million to perform these services.

    HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996. The Health Insurance Portability and Accountability Act requires health care programs, including Medicaid, Medicare and most government-funded health care programs, to comply with new requirements governing billing and payment policies, exchange of eligibility and enrollment information, referral and authorization processes for medical services and ensuring patient privacy. Accordingly, each state will have to evaluate and update its Medicaid Management Information Systems, a process we are well-positioned to perform.

MARKET OUTLOOK

    We believe that the legislative changes described above, when combined with political pressures and the financial constraints that inevitably result, will accelerate the rate at which state and local government agencies seek new solutions to reduce costs and improve the effectiveness of health and human services programs. We believe that government agencies will continue to turn to companies like ours to achieve these ends. We believe that we administer government programs more effectively than government agencies themselves due to our ability to:

    - attract and compensate experienced, high-level management personnel;

    - rapidly procure and use advanced technology;

    - vary the number of personnel on a project to match fluctuating work loads;

    - increase productivity by providing employees with financial incentives and performance awards and by terminating non-productive employees;

    - provide employees with ongoing training and career development assistance; and

    - maintain a modern and efficient work environment that is more conducive to employee productivity.

    We believe that state and local governments will continue to seek our services despite the effect of economic cycles on government budgets. Historically, in times of both budget surpluses and deficits, state and local governments have relied on the private sector to deliver services to their citizens. In recent years, as governments at all levels have experienced budget surpluses, new programs, including the Children's Health Insurance Program, have been initiated to assist even more sectors of society, increasing the population of beneficiaries of our services. In more austere times, the population enrolled in existing government health and welfare programs expands, requiring governments to spend more to administer these programs, while facing increased pressure to do so cost-effectively. Because our contracts are typically volume based, our business has continued to expand, even in depressed economic cycles.

COMPETITIVE ADVANTAGES

    We believe that we have been a pioneer in offering state and local government agencies a compelling private sector alternative to internal administration of government programs. The following competitive advantages position us to capitalize on the significant market opportunities presented by changes in the ways government provides services.

    SINGLE MARKET FOCUS. We believe that we are the largest company dedicated to providing program management, consulting services and systems solutions primarily to state and local government agencies. We have accumulated a detailed knowledge base and understanding of the regulation and operation of government programs that allows us to apply proven methodologies, skills and solutions to new projects in a cost-effective and timely fashion. We believe that the depth and breadth of our government program expertise and related areas of government program management differentiate us from both small firms and non-profit organizations with limited resources and skill sets as well as from large consulting firms that serve multiple industries but lack the focus necessary to understand the complex nature of serving government agencies.

    PROVEN TRACK RECORD. Since 1975, we have successfully and profitably applied our private sector approach to assisting state and local government agencies. We have successfully completed hundreds of large-scale program management and consulting projects for state and local government agencies serving millions of beneficiaries in nearly every state and we currently have more than 3,000 clients. We believe that the successful execution of these projects has enhanced our reputation for providing efficient and cost-effective services to government agencies while improving the quality of services provided to program beneficiaries. Our reputation has contributed significantly to our ability to compete successfully for new contracts.

    ABILITY TO RESPOND TO RFPS. State and local government agencies award contracts to third party providers through a lengthy and complicated bidding and proposal process. We have significant experience in assembling the large amounts of information required to submit detailed proposals in response to RFPs in a timely manner. In addition, the expertise and experience of our managers and employees enables us to accurately estimate project costs and productivity levels. As a result, our proposals allow us to meet RFP requirements and to earn a profit. Coupled with a reluctance on the part of government agencies to award contracts to unproven companies, we believe that our ability to respond to RFPs has contributed significantly to our success.

    PROPRIETARY PROGRAM MANAGEMENT SOLUTION. We have developed a proprietary automated case management software program called the MAXSTAR Human Services Application Builder. The MAXSTAR program tracks program participants, interfaces with government databases and monitors cases of program participants. MAXSTAR reduces our project implementation time and cost because it is easily scalable and customizable and facilitates our project management capability by enabling us to organize and manage large amounts of information necessary to operate programs effectively. Because government agencies are often required to manage vast amounts of data and large numbers of cases without access to advanced technology and experienced professionals, we believe that MAXSTAR, together with our experienced information technology professionals, is a key element of our success.

    WIDE RANGE OF SERVICES. Many of our clients require their vendors to provide a broad array of service offerings, which many of our competitors cannot provide. Engagements often require creative solutions that must be drawn from diverse areas of expertise. Our experience in a wide range of services enables us to better pursue new business opportunities and positions us to be a leading e-government consulting and implementation force, as well as a single-source provider of program management, consulting services and systems solutions to state and local government agencies. Our broad client base facilitates cross-selling opportunities among our Government Operations, Consulting and Systems Groups. Additionally, our acquisitions have provided us with expanded service capabilities and an additional base of established clients.

    MARKET LEADING CONSULTING CAPABILITIES. We believe we have the largest management consulting practice dedicated to serving state and local governments in the United States. We believe that our Consulting Group provides us with significant competitive advantages including:

    - a significant pool of experienced consultants with an established knowledge base and valuable relationships with members of the executive and legislative branches of state and local governments;

    - methodologies that can be easily replicated and customized; and

    - a more predictable source of revenues due to recurring revenue streams from our renewable contracts.

    In addition, we offer a broad suite of services that are increasingly sought by state and local governments seeking a single-source provider of program management and consulting services including cost accounting; human resources consulting; executive recruiting; and planning, evaluation and implementation for large government systems.

    EXPERIENCED TEAM OF PROFESSIONALS. We have assembled a management team of former government executives, state agency officials, information technology specialists and other professionals, most of whom have more than seven years of experience in the public services industry. Our employees understand the problems and challenges faced in the marketing, assessment and delivery of government agency services. Further, as state and local government administrators are subject to changing legislative and political mandates, we have developed strong relationships with experienced political consultants who inform and advise us with respect to strategic marketing opportunities and legislative initiatives.

GROWTH STRATEGY

    Our goal is to be the leading provider of program management, consulting services and systems solutions to state and local government agencies. Our strategy to achieve this goal includes the following:

    AGGRESSIVELY PURSUE NEW BUSINESS OPPORTUNITIES. We believe that, throughout our 25-year history, we have been a leader in developing innovative solutions to meet the evolving needs of state and local health and human services agencies. We plan to expand our revenue base by:

    - marketing new and innovative solutions to our extensive client base;

    - expanding our client base by marketing our experience, established methodologies and systems;

    - investing in the early identification of government bid opportunities, including retaining outside marketing consultants, hiring dedicated in-house personnel and using available RFP tracking databases; and

    - submitting competitive bids that leverage our proven solutions from past projects.

    CONTINUE TO DEVELOP COMPLEMENTARY SERVICES. We intend to continue broadening our range of services in order to respond to the evolving needs of our clients and to provide additional cross-selling opportunities. We intend to continue to internally develop innovative consulting practices, technologies, and methodologies that are required by government entities in order to effectively deliver public services. For example, we have developed a system that interfaces with insurance company databases to intercept payments to claimants who are delinquent on child support obligations. We have also developed a consulting practice focused on the requirements of the Health Insurance Portability and

Accountability Act. This practice provides high level information systems services designed to bring state Medicaid programs into compliance under the Act.

    RECRUIT HIGHLY SKILLED PROFESSIONALS. We continually strive to recruit top management and information technology professionals with the experience, skills and innovation necessary to design and implement solutions to the complex problems faced by resource-constrained government program agencies. We also seek to attract middle-level consultants with a proven track record in the government services field and a network of political contacts to leverage our existing management infrastructure, client relationships and areas of expertise. We believe we can continue to attract and retain experienced government personnel by leveraging our reputation as a premier government services consultant and our single market focus.

    PURSUE STRATEGIC ACQUISITIONS. While most of our revenue growth has been internally generated, we intend to continue to selectively identify and pursue attractive acquisition opportunities, including pursuing acquisitions that may be larger than those we have made in the past. Acquisitions can provide us with a rapid, cost-effective method to broaden our services, increase the number of our professional consultants, expand our client base, cross-sell additional services, enhance our technical capabilities, establish or expand our presence geographically and obtain additional skill sets.

GOVERNMENT OPERATIONS GROUP

    Our Government Operations Group, which generated approximately 55% of our total revenues in our most recent fiscal year, specializes in the administration and management of government health and human services programs.

    HEALTH MANAGEMENT SERVICES DIVISION. We provide a variety of project management services for Medicaid programs with a particular emphasis on large-scale managed care enrollment projects. In these projects, we provide:

    - recipient outreach, education and enrollment services;

    - an automated information system customized for the particular state;

    - data collection and reporting;

    - design and development services for program materials; and

    - health plan encounter data analysis and reporting.

    We currently provide managed care enrollment contract services to more Medicaid recipients than any other public or private sector entity in the country, operating projects for the states of California, New York, Texas, Michigan, Massachusetts, New Jersey, Colorado and Vermont. We also administer programs for uninsured and underinsured children as part of the Children's Health Insurance Program in various states, including Michigan, Massachusetts, New Jersey, Kansas, and Iowa. We operate the nation's largest system for the resolution of disputes among health plans, subscribers and providers through independent external review. We are the sole national contractor to the Federal Health Care Financing Administration for external appeals in the Medicare Managed Care Program and have rapidly expanded our offerings into state government, currently providing external review services to 15 states.

    CHILD SUPPORT DIVISION. We operate full-service and specialized-service child support projects on behalf of state and local governments. Projects span a broad range of services, including outreach to participants, intake of cases, establishing paternity, obtaining child support orders, collecting child support, operating customer service call centers, locating services and obtaining court order modifications. We believe that we have one of the largest Child Support Enforcement staffs in the private sector with over 1,000 professionals. We have been performing some of these services since

1976, which we believe is longer than any other private sector firm in the United States. We are currently engaged in the management of Child Support Enforcement programs in ten states, providing full child support services and specialized services for over one million cases. Our Customer Service operations, including four stand-alone call centers, currently handle approximately three million telephone calls from customers per year.

    WORKFORCE SERVICES DIVISION. We manage welfare-to-work programs by providing a wide range of services, including emergency assistance, job referral and placement, transition services such as child care and transportation, community work training services, job readiness preparation, case management services and selected educational and training services. Our typical welfare-to-work contract involves an engagement period of three to five years. During the 2000 fiscal year, we placed nearly 17,500 welfare recipients into jobs. On average, we have placed over 80% of the welfare recipients that are referred to us for job placement. Additionally, we have two contracts that represent the significant privatization of government functions under which we both administer the program and make applicant eligibility determinations.

    FEDERAL SERVICES DIVISION. We provide a host of large-scale, nationwide management services geared toward emerging market areas including disability services, vocational rehabilitation, youth and elderly services, substance abuse/mental health services and justice administration support services. In 1995, we became the first company to operate a national case management and monitoring program for disability beneficiaries when we contracted with the Social Security Administration to provide services to beneficiaries with drug or alcohol disabilities. In 1999, we were awarded the first Social Security Administration contract to provide employability planning and support services to disabled youth in order to assist them in entering the workforce. In 2000, the Commonwealth of Massachusetts awarded us a contract to enroll senior citizens who receive Medicare and Medicaid benefits in managed care services. Under this first of its kind federal/state partnership between the Health Care Financing Administration and the Commonwealth of Massachusetts, we are responsible for the development of the program protocol and the operation of the pilot program.

CONSULTING GROUP

    Our Consulting Group, which generated approximately 30% of our total revenues in our most recent fiscal year, provides program planning and quality assurance services to state and local government agencies, in addition to general management consulting services and specialized services such as assisting state and local agencies in maximizing federal funding for their programs.

    MANAGEMENT SERVICES DIVISION. Our Management Services Division provides a broad array of consulting services to state and local governments. These services include accounting, activity-based costing, cost of service and user fee studies; executive recruitment; airport expansion financial feasibility studies and retail planning and management; capital asset management; public works, fleet management; and utilities management. Through this division, we provide consulting services to over 3,000 clients each year, many of which have been clients for 20 years or more. We believe that this extensive client base creates opportunities for us to successfully cross-market our services.

    REVENUE SERVICES DIVISION. Our Revenue Services Division seeks out additional federal funding and provides benefits program planning and implementation services for state and local government agencies. Our federal funding maximization projects are generally carried out on a contingency fee basis determined as a percentage of funds recovered from the federal government. Our revenue maximization projects have resulted in the recovery of more than $1.1 billion of federal funds on behalf of 24 states. We have also provided welfare planning and implementation projects and have been engaged by the Commonwealth of Pennsylvania to provide detailed analysis and assistance to ensure that the state child welfare and juvenile justice claims programs comply with applicable federal requirements. We also assist several states in facilitating claims for additional services through the Temporary Assistance to Needy Families program.

    HUMAN SERVICES TECHNOLOGY DIVISION. Our Human Services Technology Division provides strategic information management, procurement and contracting, systems quality assurance and systems implementation services to the state health and human service agencies. Our experienced team of skilled project managers and information technology professionals has assisted clients in the planning, design, procurement and implementation of information systems in multiple projects across numerous states. We also supervise the work performed by contractors who sell these systems. The potential market for the division's services has continued to expand in recent years. Given our successful track record, core competencies and national market presence, we believe that we are well-positioned to take advantage of the increased nationwide emphasis by state governments on welfare eligibility systems, Medicaid Management Information Systems, child welfare services and child support enforcement services. Additionally, we believe that synergies between our Government Operations Group, Consulting Group and Systems Group uniquely position us to take advantage of new market opportunities in health and human services program areas.

    INFRASTRUCTURE TECHNOLOGIES DIVISION. Our Infrastructure Technologies Division provides management consulting services that focus on assisting large public sector organizations in solving complex problems related to automation of financial services. This division has engagements in the legislative, executive and judicial branches. We also have extensive knowledge of the fiscal structure of states through our experience with state auditors, comptrollers and treasurers as well as a significant understanding of state government through close contact with many state agencies. As part of our consulting engagement, we provide a variety of information technology services, including project planning and management; quality assurance monitoring and assessment for child welfare, healthcare and financial management systems; strategic planning; and advanced technologies.

SYSTEMS GROUP

    Our newly-created Systems Group, which generated approximately 15% of our total revenues in our most recent fiscal year, contains our technology solutions and proprietary software programs formerly included in our Consulting Group. The group provides state and local agencies with systems design and implementation to improve the efficiency and cost-effectiveness of their program administration.

    ERP SOLUTIONS DIVISION. The ERP Solutions Division consultants work almost exclusively with government and educational entities to implement PeopleSoft-Registered Trademark- and Microsoft-Registered Trademark- Great Plains Business Solutions Enterprise Resource Planning, or ERP, Software Solutions. Our goal is to deliver cost-efficient technology-based business solutions, including customer information systems/utility billing; financial systems; human resources management systems; procurement systems; and student administration systems. ERP Solutions is a PeopleSoft consulting alliance partner and one of the only certified PeopleSoft Application Systems Providers.

    ASSET SOLUTIONS DIVISION. The Asset Solutions Division offers a suite of asset management solutions that manage and maintain physical assets, including fleet, fuel, facility, space and fixed assets. Asset Solutions provides web-enabled solutions to over 300 customers including government agencies, public utilities, mass transits, K-12 education systems and universities. All Asset Solutions systems integrate with major ERP solutions and promote accountability and cost management. Recent achievements include new contracts with The City of New York, the City of Chicago and the Southeastern Pennsylvania Transit Authority.

    JUSTICE SOLUTIONS DIVISION. The Justice Solutions Division implements and supports software programs designed to increase the efficiency of state court systems. Our products include case management, docketing, scheduling and report generating software used in all stages of the judicial process. We market and sell a jury management software program that creates jury lists, generates notices and monitors attendance and payments. We also offer a records management software solution to automate record keeping functions and county recorders' offices. We currently support over 5,000 users at over 150 sites in Ohio, Florida, Michigan, Arkansas, Indiana, Massachusetts, California and New York.

    The Justice Solutions Division also develops and implements information technology systems solutions for state criminal justice systems. We work with law enforcement agencies, courts and corrections agencies to develop systems that integrate and facilitate access to criminal justice information and records. We are currently responsible for the management of the Connecticut offender-based tracking system that tracks offender location, classification and status information.

    PUBLIC SYSTEMS DIVISION. The Public Systems Division provides systems development, integration and implementation services to public-sector health and human services agencies. This division develops modern, web-based solutions for government agencies providing public services that enable the use of the Internet to lower the cost of maintaining and supporting large application systems. We are also involved in the development of web portals designed to facilitate access to program information on the Internet. The division is currently offering these services through a series of projects in Utah for Medicaid Managed Care and in Delaware to a variety of agencies providing social services.

    INTELLIGENT TECHNOLOGIES DIVISION. Our Intelligent Technologies Division provides health, transportation, education, banking and human services clients with expert assistance in developing, planning and implementing smart card technology, biometric recognition systems, and e-government consulting services and related technologies. Responding to pressures to provide services more efficiently, public-sector entities are increasingly moving from paper-based to electronics-based systems. In addition to cost efficiencies, e-government technologies provide more accurate record keeping and offer greater security against fraud and theft. Recognizing the potential efficiencies of smart card technology, the United States General Services Administration awarded a ten-year contract to five companies, including us, to implement this technology in federal government agencies. This division also assists health, education and banking clients in planning, implementing and evaluating electronic funds transfer, electronic benefits transfer and electronic payment systems. These systems allow recipients to transfer benefits from government accounts to product or service vendors.

BACKLOG

    Backlog represents an estimate of the remaining future revenues from existing signed contracts and revenues from contracts that have been awarded but not yet signed. Our backlog estimate includes revenues expected under the current terms of executed contracts, revenues from contracts in which the scope and duration of the services required are not definite but estimable and does not assume any contract renewals or extensions.

    Changes in the backlog calculation result from additions for future revenues from the execution of new contracts or extension or renewal of existing contracts, reductions from fulfilling contracts, reductions from the early termination of contracts, and adjustments to estimates of previously included contracts.

    Estimates of future revenues from awarded or signed contracts are necessarily inexact and the receipt and timing of these revenues are subject to various contingencies, many of which are outside of our control. We believe that period-to-period backlog comparisons are difficult and do not necessarily accurately reflect future revenues we may receive. The actual timing of revenue receipts, if any, on projects included in backlog could change because, among other reasons, the scheduling of a project could be postponed, a contract could be modified or canceled, or initial estimates regarding a contract's revenues could prove to be wrong.

                                                AS OF SEPTEMBER 30, 2000
                                             ------------------------------
                                              SIGNED    UNSIGNED    TOTAL
                                             --------   --------   --------
                                                     (IN MILLIONS)
Government Operations Group................   $268.3     $18.4      $286.7
Consulting Group...........................    135.2      14.1       149.3
Systems Group..............................     31.8        --        31.8
                                              ------     -----      ------

    Total..................................   $435.3     $32.5      $467.8
                                              ======     =====      ======

MARKETING AND SALES

    Our Government Operations Group, Consulting Group and Systems Group obtain program management, consulting services and systems solutions contracts for state and local agencies by responding to RFPs. Our Government Affairs unit, consisting of eight employees and approximately 40 marketing consultants located in regional offices, develops and maintains relationships with senior government representatives, elected officials and political appointees, including a state's governor, members of the governor's staff and the heads of state health and human services agencies to encourage them to outsource government services. We also developed and implemented a sophisticated RFP tracking system that provides us with real-time information about the status of existing RFPs and our actions to date with respect to those RFPs.

    Our marketing consultants provide introductions to government personnel and provide information to us regarding the status of legislative initiatives and executive decision-making. Following the issuance of an RFP, we participate in formal discussions, if any, between the contracting government agency and the group of potential service providers seeking to modify the RFP and prepare the proposal. Upon the award of a government operations contract, our representatives may help us negotiate the contract with representatives of the government authority until an agreement is reached.

    We generate leads for contracts by tracking bid notices, employing marketing consultants, maintaining relationships with government personnel, communicating directly with current and prospective clients and, increasingly, through referrals and cross-selling initiatives from our Consulting Group. We participate in professional associations of government administrators and industry seminars featuring presentations by our executives and employees. Senior executives develop leads through on-site presentations to decision-makers. A portion of our new consulting business has resulted from prior client engagements in which we were the sole service provider. We also intend to leverage client relationships of firms we acquire by cross-selling our existing services.

COMPETITION

    The market for providing program management and consulting services to state and local health and human services agencies, as well as to public sector clients generally, is competitive and subject to rapid change. Our Government Operations Group competes for program management contracts with the government services divisions of large organizations such as Lockheed Martin Corporation, Electronic Data Systems, Inc. and Accenture; specialized service providers such as Benova, Inc., Policy Studies Incorporated, Affiliated Computer
Services, Inc. and America Works, Inc.; and local non-profit organizations such as the United Way, Goodwill Industries and Catholic Charities. Our Consulting Group competes with the consulting divisions of the "Big 5" accounting firms; and small, specialized consulting firms. Our Systems Group competes with a large number of competitors including Unisys, KPMG, Accenture, Litton PRC (a Northrop Grumman Company), Peregrine Systems, Inc. and Electronic Data Systems, Inc.

    We anticipate that we may face increased competition in the future as new companies enter the market, but that our experience, reputation, industry focus and broad range of services provide significant competitive advantages which we expect will enable us to compete effectively in our markets.

EMPLOYEES

    As of May 31, 2001, we had 4,737 employees, consisting of 3,383 employees in the Government Operations Group, 708 employees in the Consulting Group, 441 employees in the Systems Group and 205 corporate administrative employees. Our success depends in large part on attracting, retaining and motivating talented, innovative and experienced professionals at all levels. None of our employees is covered by a collective bargaining agreement. We consider our relations with our employees to be good.

PROPERTIES

    We own a 60,000 square foot office building in Reston, Virginia and a 21,000 square foot office building in McLean, Virginia. We lease 170 offices totaling approximately 988,000 square feet for other management and administrative functions in connection with the performance of our contracts. The lease terms vary from month-to-month to five-year leases and are generally at market rates.

LEGAL PROCEEDINGS

    In January 2000, the New York City Human Resources Administration submitted two contracts that it had awarded to us for the performance of welfare-to-work services to the Comptroller of New York City to be registered. Under New York law, the contracts must be registered in order for us to receive payment. However, the Comptroller refused to register the contracts alleging improprieties in the procurement process and in our conduct. The New York Supreme Court, Appellate Division--First Department ordered the Comptroller to register the contracts in October 2000 after finding no wrongdoing in our conduct. Nevertheless, this matter continues to be the subject of investigations being conducted by certain government agencies. The District Attorney's Office of New York County and the United States Attorney's Office for the Southern District of New York, in response to requests made by the Comptroller, are investigating the facts underlying this matter. These offices reviewed some of our documents and interviewed some of our employees in 2000 and 2001. We believe that our actions were lawful and appropriate and, although there can be no assurance of a favorable outcome, we do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

    We are also involved in various other legal proceedings in the ordinary course of our business. In our opinion, these proceedings involve amounts that would not have a material effect on our financial position or results of operations if such proceedings were resolved unfavorably.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors and their respective ages and positions are as follows:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
David V. Mastran..........................        58   President, Chief Executive Officer and
                                                       Director

Raymond B. Ruddy..........................        57   Chairman of the Board of Directors, Vice
                                                       President of the Company

Russell A. Beliveau.......................        53   President of Investor Relations and
                                                       Director

Richard L. Bradley........................        52   President of Systems Group

Lynn P. Davenport.........................        53   President of Consulting Group and Director

David R. Francis..........................        39   General Counsel and Secretary

Thomas A. Grissen.........................        42   Chief Operating Officer and Director

David A. Hogan............................        52   President of Government Operations Group

F. Arthur Nerret..........................        54   Vice President, Finance, Chief Financial
                                                       Officer and Treasurer

Jesse Brown...............................        57   Director

Peter B. Pond.............................        56   Director

James R. Thompson, Jr.....................        65   Director

    DAVID V. MASTRAN has served as our President, Chief Executive Officer and a director since he founded MAXIMUS in 1975. Dr. Mastran received his Sc.D. in Operations Research from George Washington University in 1973, his M.S. in Industrial Engineering from Stanford University in 1966 and his B.S. from the United States Military Academy at West Point in 1965.

    RAYMOND B. RUDDY has served as our Chairman of our Board of Directors from 1985 to the present and was President of the Consulting Group from 1986 to 2000. From 1969 until he joined us, Mr. Ruddy served in various capacities with Touche Ross & Co., including Associate National Director of Consulting from 1982 until 1984 and Director of Management Consulting (Boston, Massachusetts office) from 1978 until 1983. Mr. Ruddy received his M.B.A. from the Wharton School of Business of the University of Pennsylvania and his B.S. in Economics from Holy Cross College.

    RUSSELL A. BELIVEAU has served as our President of Investor Relations since September 1998 and served as President of Government Affairs from September 1998 until October 2000. Prior to that, he served as President of the Government Operations Group from 1995 to 1998. Mr. Beliveau has more than
20 years of experience in the health and human services industry during which he has worked in both government and private sector positions at the senior executive level. Mr. Beliveau's past positions include Vice President of Operations at Foundation Health Corporation of Sacramento, California from 1988 through 1994 and Deputy Associate Commissioner (Medicaid) for the Massachusetts Department of Public Welfare from 1983 until 1988. Mr. Beliveau received his M.B.A. in Business Administration and Management Information Systems from Boston College in 1980 and his B.A. in Psychology from Bridgewater State College in 1974.

    RICHARD L. BRADLEY has served as President of our newly formed Systems Group since October 2000. Prior to joining us, Mr. Bradley was a Vice President and General Manager for TRW

(and BDM International prior to its acquisition by TRW) and was responsible for public sector operations. Before that, he served in various management roles at Unisys in the health and human services and other public sector areas.
Mr. Bradley has over 25 years of professional information technology experience. Over that time, Mr. Bradley has managed multiple large public and commercial information technology organizations. Mr. Bradley received B.A. degrees in Political Science and Education from Western Washington State University and completed the coursework for the State of Washington Fellowship M.P.A. Program at Western Washington University.

    LYNN P. DAVENPORT has served as the President of the MAXIMUS Consulting Group since October 2000. Before that he was President of the Human Services Division since he joined us in 1991. He has over 25 years of health and human services experience in the areas of administration, productivity improvement, management consulting, revenue maximization and management information systems. Prior to joining us, Mr. Davenport was employed by Deloitte & Touche, and its predecessor, Touche Ross & Co., in Boston, Massachusetts, where he became a partner in 1987. Mr. Davenport received his M.P.A. in Public Administration from New York University in 1971 and his B.A. in Political Science and Economics from Hartwick College in 1969.

    DAVID R. FRANCIS has served as our General Counsel and Secretary since August 1998. He has over 14 years experience as a practicing attorney. Before joining us, he was Of Counsel at the law firm Howrey & Simon and, prior to that, Senior Counsel at Teledyne, Inc. Mr. Francis received his J.D. from Harvard Law School in 1986 and his B.A. in Philosophy from Johns Hopkins University in 1983.

    THOMAS A. GRISSEN has served as our Chief Operating Officer since
October 2000. Before that, he served as President of the Government Operations Group since he joined us in March 1999. Prior to that, he served as the General Manager and Vice President of TRW from January 1998. Mr. Grissen was President of BDM International from April 1997 until joining TRW. Before starting at BDM International, Mr. Grissen was a principal and managing director of Unisys for 16 years. Mr. Grissen received his Executive M.B.A. from Michigan State University and his B.A. in Business from Central Michigan University.

    DAVID A. HOGAN has served as the President of the Government Operations Group since October 2000. Before that he was the President of the Child Support Enforcement Division since 1994 and served as a Vice President of the division from 1993 until 1994. Prior to joining us, Mr. Hogan spent 23 years working in numerous positions for the Washington State Department of Social and Health Services, including five years as the State's Child Support Director. Mr. Hogan also served one year as the President of the National Child Support Directors Association. Mr. Hogan received his J.D. from the University of Puget Sound in 1976 and his B.A. from Western Washington University in 1970.

    F. ARTHUR NERRET has served as our Chief Financial Officer since 1994 and serves as Trustee of our 401(k) Plan. He is a CPA and has over 25 years of financial management experience. From 1981 until he joined us, Mr. Nerret held a variety of positions at Frank E. Basil, Inc. in Washington, D.C., including Vice President, Finance from 1991 to 1994 and Director of Finance from 1989 until 1991. Mr. Nerret received his B.S. in Accounting from the University of Maryland in 1970.

    JESSE BROWN has served as one of our directors since his election in September 1997. Mr. Brown is currently President of Brown & Associates, Inc., an international consulting company, and served as Secretary of Veteran Affairs under the Clinton Administration from 1993 until 1997, and as Executive Director of the Washington office of Disabled American Veterans from 1989 to 1993.
Mr. Brown also serves as a director of PEC Solutions, Inc. and of Roy F. Weston, Inc. Mr. Brown is an honors graduate of Chicago City College and also attended Roosevelt University Chicago and Catholic University in Washington, D.C.

    PETER B. POND has served as one of our directors since his election in December 1997. Mr. Pond is a founder of ALTA Equity Partners LLC, a venture capital firm, and has been a General Partner of the firm since June 2000. Prior to that, Mr. Pond was a Principal and Managing Director in the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corporation in Chicago and was head of that company's Midwest Investment Banking Group.
Mr. Pond holds a B.S. in Economics from Williams College and an M.B.A. in Finance from the University of Chicago. He is also a director of Navigant Consulting, Inc.

    JAMES R. THOMPSON, JR. has served as one of our directors since his election in 2001. Governor Thompson currently serves as Chairman of the Chicago office of the law firm of Winston & Strawn since January 1993. He joined the firm in January 1991 as Chairman of the Executive Committee after serving four terms as Governor of the State of Illinois from 1977 until January 1991. Prior to his terms as Governor, he served as U.S. Attorney for the Northern District of Illinois from 1971 to 1975. Governor Thompson has served as the Chief of the Department of Law Enforcement and Public Protection in the Office of the Attorney General of Illinois, as an Associate Professor at Northwestern University School of Law, and as an Assistant State's Attorney of Cook County. He is a former Chairman of the President's Intelligence Oversight Board. Governor Thompson is currently a member of the boards of directors of Jefferson Smurfit Group, Navigant Consulting, Inc., Prime Retail, Inc., The Japan Society (New York), Metal Management, Inc., Prime Group Realty Trust, FMC Corporation, the Chicago Board of Trade and Hollinger International. He serves on the Board of the Museum of Contemporary Art, the Lyric Opera and the Illinois Math and Science Academy Foundation. Governor Thompson attended the University of Illinois and Washington University, and he received his J.D. from Northwestern University in 1959.

                              SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 19, 2001, and as adjusted to reflect the sale of the shares offered hereby, by each selling shareholder. We believe that each person named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such holder, subject to community property laws where applicable, except as noted in the footnotes relating to such holder. The address of each of the selling shareholders is care of MAXIMUS at our principal executive office.

                                                        SHARES OWNED PRIOR                              SHARES OWNED AFTER
                                                        TO THE OFFERING(A)                               THE OFFERING(A)
                                                     ------------------------         SHARES         ------------------------
                                                      NUMBER         PERCENT        OFFERED(B)        NUMBER         PERCENT
                                                     ---------       --------       ----------       ---------       --------
SELLING SHAREHOLDERS:
David V. Mastran..............................       6,554,013(c)      30.3%        1,454,167        5,099,846(c)      22.5%
Raymond B. Ruddy..............................       2,465,787(d)      11.4           681,445        1,712,342(i)       7.6
Lynn P. Davenport.............................         217,875(e)       1.0           108,937          108,938(j)         *
Susan D. Pepin................................         178,594(f)         *            89,297           89,297(k)         *
Russell A. Beliveau...........................         156,308(g)         *            78,154           78,154(g)         *
Raymond B. Ruddy Charitable Remainder
  Unitrust No. 2..............................          72,000(h)         *            72,000               --            *
Raymond and Marilyn Ruddy Charitable Trust....         216,000            *           216,000               --            *

------------------------------

*   Percentage is less than 1% of all outstanding shares of our common stock.

(a) Applicable percentage of ownership prior to this offering is based upon 21,620,954 shares of common stock outstanding, which includes 45,840 shares of common stock issued upon exercise of vested stock options by Mr. Davenport (16,303) and Ms. Pepin (29,537). For ownership after completion of this offering, applicable percentage ownership is based on 22,620,954 shares of common stock outstanding, which includes 45,840 shares of common stock issued upon exercise of vested stock options by Mr. Davenport (16,303) and Ms. Pepin (29,537), and assumes no exercise of the underwriters' overallotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes shares with respect to which the person has voting and investment power. The number of shares of common stock deemed beneficially owned by any person includes outstanding shares of common stock held by such person and any shares of common stock issuable upon exercise of stock options held by such person exercisable within 60 days following June 19, 2001.

(b) If the overallotment option is exercised in full, Dr. Mastran and Mr. Ruddy will sell an aggregate of 555,000 additional shares of common stock.
    Dr. Mastran will sell 333,000 additional shares and Mr. Ruddy will sell 222,000 additional shares.

(c) Includes the holdings of (1) Dr. Mastran's spouse, consisting of 62,129 shares and 7,694 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001, (2) Dr. Mastran's father, consisting of 1,800 shares, and (3) Mr. Ruddy, consisting of 2,465,787 shares prior to the offering and 1,712,342 shares after the offering, and who is obligated by written agreement to vote such shares in a manner consistent with instructions received from Dr. Mastran until September 30, 2001. Dr. Mastran does not have dispositive power over Mr. Ruddy's shares.

(d) Includes 112,000 shares held by trusts for the benefit of Mr. Ruddy's family members. See footnote (h).

(e) Includes (1) 123,991 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001 and (2) 1,250 shares held by Mr. Davenport's son.

(f) Includes 118,834 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001. Ms. Pepin is the Deputy Consulting Group President.

(g) Includes (1) 18,006 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001 and (2) the holdings of a trust of which Mr. Beliveau and his spouse are the primary beneficiaries, consisting of 137,146 shares prior to the offering and 59,570 shares after the offering.

(h) Consists entirely of shares held by a trust of which Mr. Ruddy is trustee and beneficary. See footnote (d).

(i) Includes 40,000 shares held by a trust for the benefit of Mr. Ruddy's family members.

(j) Includes (1) 107,688 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001 and (2) 1,250 shares held by Mr. Davenport's son.

(k) Reflects 89,297 shares issuable upon exercise of stock options exercisable within 60 days following June 19, 2001.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns &
Co. Inc., Legg Mason Wood Walker, Incorporated, Adams, Harkness & Hill, Inc. and BB&T Capital Markets, A division of Scott & Stringfellow, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below.

                                                              NUMBER OF
             UNDERWRITER                                       SHARES
                                                              ---------

Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................  1,632,000
Bear, Stearns & Co. Inc.....................................    814,000
Legg Mason Wood Walker, Incorporated........................    814,000
Adams, Harkness & Hill, Inc.................................    185,000
BB&T Capital Markets, A division of Scott & Stringfellow,
  Inc.......................................................    185,000
CJS Securities, Inc.........................................     70,000
                                                              ---------
           Total............................................  3,700,000
                                                              =========

    Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

    We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.98 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount to be paid by us and the selling shareholders to the underwriters and the proceeds, before expenses, to us and the selling shareholders. This information assumes either no exercise or full exercise by the underwriters of their overallotment options.

                                               PER SHARE       WITHOUT OPTION       WITH OPTION
                                               ---------       --------------       -----------
Public offering price...................         $33.95         $125,615,000        $144,457,250
Underwriting discount...................          $1.66           $6,142,000          $7,063,300
Proceeds, before expenses, to MAXIMUS...         $32.29          $32,290,000         $32,290,000
Proceeds to the selling shareholders....         $32.29          $87,183,000        $105,103,950

    The expenses of this offering, not including the underwriting discount, are estimated at $912,000 and are payable by us. The underwriters have agreed to pay a portion of our expenses in connection with this offering.

OVERALLOTMENT OPTION

    Two selling shareholders, David V. Mastran and Raymond B. Ruddy, have granted an option to the underwriters to purchase up to an aggregate of 555,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

    We, the selling shareholders and our executive officers and directors have agreed, subject to some limited exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we, the selling shareholders and these other individuals have agreed not to directly or indirectly:

    - offer, pledge, sell or contract to sell any shares of our common stock;

    - sell any option or contract to purchase any shares of our common stock;

    - purchase any option or contract to sell any shares of our common stock;

    - grant any option, right or warrant for the sale of any shares of our common stock;

    - lend or otherwise dispose of or transfer any shares of our common stock;
      or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lock-up provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

ELECTRONIC DISTRIBUTION

    Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not a part of this prospectus.

LISTING ON THE NEW YORK STOCK EXCHANGE

    The shares of our common stock are listed on the New York Stock Exchange under the symbol "MMS."

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.

    Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

    The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce an underwriter's short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Palmer & Dodge LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Mr. Kerry Tomasevich, a partner of Palmer & Dodge LLP, is an Assistant Secretary of MAXIMUS.

                                    EXPERTS

    Our consolidated financial statements at September 30, 2000 and 1999 and for each of the three years in the period ended September 30, 2000 appearing in this prospectus and the registration statement on Form S-3 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The financial statements referred to above are included in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of certain information we file with the Commission are also available on our website at http://www.maximus.com. The contents of our website are not part of this prospectus. Our common stock is listed on the New York Stock Exchange. You can inspect reports and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 1-12997), pursuant to the Exchange Act, are incorporated herein by reference:

    (a) Our Annual Report on Form 10-K for the fiscal year ended September 30, 2000, filed with the Commission on December 27, 2000.

    (b) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed with the Commission on February 14, 2001.

    (c) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Commission on May 15, 2001.

    (d) Our Current Report on Form 8-K, filed with the Commission on February 7, 2001.

    (e) The description of our common stock contained in our registration statement on Form 8-A, filed on May 15, 1997, including any amendment or reports filed for the purpose of updating that description.

    All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed incorporated by reference into this prospectus and to be a part hereof from the date we file those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    We will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents which are incorporated into this prospectus by reference, except for certain exhibits to such documents. Requests should be directed to F. Arthur Nerret, Vice President, Finance and Chief Financial Officer, 11419 Sunset Hills Road, Reston, Virginia 20190, telephone
(703) 251-8500.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........       F-2

Consolidated Balance Sheets as of September 30, 1999 and
  2000 and March 31, 2001 (unaudited).......................       F-3

Consolidated Statements of Income for the years ended
  September 30, 1998, 1999 and 2000 and the six months ended
  March 31, 2000 and 2001 (unaudited).......................       F-4

Consolidated Statements of Changes in Shareholders' Equity
  for the years ended September 30, 1998, 1999 and 2000 and
  the six months ended March 31, 2001 (unaudited)...........       F-5

Consolidated Statements of Cash Flows for the years ended
  September 30, 1998, 1999 and 2000 and the six months ended
  March 31, 2000 and 2001 (unaudited).......................       F-6

Notes to Consolidated Financial Statements..................       F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors
MAXIMUS, Inc.

    We have audited the accompanying consolidated balance sheets of MAXIMUS, Inc. as of September 30, 1999 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MAXIMUS, Inc. at September 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

McLean, Virginia
November 16, 2000, except for
Note 13 as to which the
date is May 15, 2001

                                 MAXIMUS, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                 SEPTEMBER 30,
                                                              -------------------    MARCH 31,
                                                                1999       2000        2001
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 61,647   $ 36,975    $ 46,994
  Marketable securities.....................................    37,235      1,359       1,350
  Accounts receivable, net..................................    75,865    102,500      94,371
  Costs and estimated earnings in excess of billings (Note
    5)......................................................    16,150     27,264      37,057
  Prepaid expenses and other current assets.................     2,711      6,344       6,505
  Deferred income taxes.....................................     2,997         --          --
                                                              --------   --------    --------
Total current assets........................................   196,605    174,442     186,277
Property and equipment at cost:
  Land......................................................     2,643      2,462       2,462
  Buildings and improvements................................     7,921      9,484      10,608
  Office furniture and equipment............................    10,429     14,264      15,352
  Leasehold improvements....................................       253        848         897
                                                              --------   --------    --------
                                                                21,246     27,058      29,319
Less: Accumulated depreciation and amortization.............    (6,524)    (8,754)    (10,020)
                                                              --------   --------    --------
Total property and equipment, net...........................    14,722     18,304      19,299
Software development costs..................................        --      7,883      11,629
Less: Accumulated amortization..............................        --       (703)       (963)
                                                              --------   --------    --------
Total software development costs, net.......................        --      7,180      10,666
Deferred income taxes (Note 9)..............................       363      1,402       1,384
Intangible assets, net......................................     8,254     52,586      49,815
Other assets................................................     3,092      2,989       2,833
                                                              --------   --------    --------
Total assets................................................  $223,036   $256,903    $270,274
                                                              ========   ========    ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 10,265   $ 12,565    $ 11,976
  Accrued compensation and benefits.........................    16,119     17,747      16,152
  Billings in excess of costs and estimated earnings (Note
    5)......................................................    16,942     15,648      10,710
  Notes payable.............................................        --        209         284
  Income taxes payable......................................     2,266         --          --
  Other current liabilities.................................       541        461         432
                                                              --------   --------    --------
Total current liabilities...................................    46,133     46,630      39,554
Long-term debt..............................................       578        555          71
Other liabilities...........................................       846        785         582
                                                              --------   --------    --------
Total liabilities...........................................    47,557     47,970      40,207
Commitments and contingencies (Notes 7 and 11)
Shareholders' equity (Note 10):
  Common stock, no par value; 60,000,000 shares authorized;
    20,986,322, 21,125,844 and 21,233,805 shares issued and
    outstanding at September 30, 1999 and 2000 and March 31,
    2001, at stated amount, respectively....................   130,518    133,082     135,680
  Accumulated other comprehensive income (loss).............      (280)       (26)        (13)
  Retained earnings.........................................    45,241     75,877      94,400
                                                              --------   --------    --------
Total shareholders' equity..................................   175,479    208,933     230,067
                                                              --------   --------    --------
Total liabilities and shareholders' equity..................  $223,036   $256,903    $270,274
                                                              ========   ========    ========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 MAXIMUS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                SIX MONTHS ENDED
                                              YEAR ENDED SEPTEMBER 30,              MARCH 31,
                                           ------------------------------   -------------------------
                                             1998       1999       2000        2000          2001
                                           --------   --------   --------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Revenues.................................  $244,114   $319,540   $399,164     $183,184      $233,521
Cost of revenues.........................   181,403    224,912    272,620      126,334       159,300
                                           --------   --------   --------     --------      --------
Gross profit.............................    62,711     94,628    126,544       56,850        74,221
Selling, general and administrative
  expenses...............................    34,909     50,626     67,947       30,707        40,260
Merger, deferred compensation and ESOP
  expense................................     3,671        480        225           --            --
Amortization of goodwill and other
  acquisition-related intangibles........        --        260      3,212          645         2,751
Legal settlement expense.................        --         --      3,650           --            --
                                           --------   --------   --------     --------      --------
Income from operations...................    24,131     43,262     51,510       25,498        31,210
Interest and other income................     1,823      3,604      3,045        2,149           454
                                           --------   --------   --------     --------      --------
Income before income taxes...............    25,954     46,866     54,555       27,647        31,664
Provision for income taxes...............    10,440     19,240     24,087       11,421        13,141
                                           --------   --------   --------     --------      --------
Net income...............................  $ 15,514   $ 27,626   $ 30,468     $ 16,226      $ 18,523
                                           ========   ========   ========     ========      ========

Earnings per share:
  Basic..................................  $   0.86   $   1.35   $   1.45     $   0.77      $   0.87
                                           ========   ========   ========     ========      ========
  Diluted................................  $   0.85   $   1.32   $   1.42     $   0.76      $   0.85
                                           ========   ========   ========     ========      ========
Weighted average shares outstanding:
  Basic..................................    17,937     20,537     21,055       21,019        21,179
                                           ========   ========   ========     ========      ========
  Diluted................................    18,296     20,891     21,424       21,427        21,804
                                           ========   ========   ========     ========      ========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 MAXIMUS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER
                                                               COMMON    COMPREHENSIVE   RETAINED
                                                               STOCK     INCOME (LOSS)   EARNINGS
                                                              --------   -------------   --------
Balance at September 30, 1997...............................  $ 66,783       $  --       $ 2,258
  Purchase of common stock from employee....................      (454)         --            --
  Net income................................................        --          --        15,514
  Tax benefit due to option exercise........................        --          --           173
  Adjustment for DMG results previously reported............        --          --           156
  Increase resulting from immaterial poolings...............       137          --         3,843
  Issuance of common stock to employees.....................       144          --            --
  Issuance of common stock in exchange for debt.............       150          --            --
  Reclassification of CSI accumulated earnings..............     1,863          --        (1,863)
  S corporation distributions...............................        --          --        (1,917)
                                                              --------       -----       -------
Balance at September 30, 1998...............................    68,623          --        18,164
  Issuance of common stock to employees.....................       871          --            --
  Net income................................................        --          --        27,626
  Tax benefit due to option exercise........................        --          --           321
  Adjustment for CSI results previously reported............        --          --          (114)
  Net proceeds from sale of common stock in follow-on
    offering................................................    61,024          --            --
  Unrealized losses on marketable securities................        --        (280)           --
  S corporation distributions...............................        --          --          (756)
                                                              --------       -----       -------
Balance at September 30, 1999...............................   130,518        (280)       45,241
  Issuance of common stock to employees.....................     2,264          --            --
  Net income................................................        --          --        30,468
  Tax benefit due to option exercise........................        --          --           168
  Issuance of common stock in acquisition...................       300          --            --
  Unrealized losses on marketable securities, net of
    reclassification adjustment for losses included in net
    income (Note 2).........................................        --         254            --
                                                              --------       -----       -------
Balance at September 30, 2000...............................   133,082         (26)       75,877
  Issuance of common stock to employees (unaudited).........     2,598          --            --
  Net income (unaudited)....................................        --          --        18,523
  Unrealized gains on marketable securities (unaudited).....        --          13            --
                                                              --------       -----       -------
Balance at March 31, 2001(unaudited)........................  $135,680       $ (13)      $94,400
                                                              ========       =====       =======

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 MAXIMUS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                   SIX MONTHS
                                                              YEAR ENDED SEPTEMBER 30,           ENDED MARCH 31,
                                                           ------------------------------   -------------------------
                                                             1998       1999       2000        2000          2001
                                                           --------   --------   --------   -----------   -----------
                                                                                            (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................  $ 15,514   $ 27,626   $ 30,468    $ 16,226       $18,523
  Adjustments to reconcile net income to net cash (used
    in) provided by operating activities:
    Depreciation.........................................     1,078      1,567      2,379       1,362         1,266
    Amortization.........................................     1,401      1,117      3,914         645         3,011
    Deferred income taxes................................    (2,475)    (2,807)     1,917          18          (177)
    Other................................................       173        131        168          --            --
  Changes in assets and liabilities:
    Accounts receivable, net.............................   (22,922)    (2,065)   (17,063)     (6,884)        8,129
    Costs and estimated earnings in excess of billings...      (326)    (5,504)    (9,115)     (2,520)       (9,792)
    Prepaid expenses and other current assets............       373       (460)    (1,141)        318           (83)
    Other assets.........................................       (43)     1,062        192         853          (441)
    Accounts payable.....................................     4,845       (535)     1,466      (2,713)         (589)
    Accrued compensation and benefits....................       338        528       (445)     (3,338)       (1,595)
    Billings in excess of costs and estimated earnings...    (1,309)     5,201     (3,599)     (5,084)       (4,939)
    Income taxes payable.................................    (3,877)     2,073     (4,413)     (2,941)           --
    Other liabilities....................................        --         --         68         139           (28)
                                                           --------   --------   --------    --------       -------
Net cash (used in) provided by operating activities......    (7,230)    27,934      4,796      (3,919)       13,285
                                                           --------   --------   --------    --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of real estate................................        --     (8,000)        --          --            --
  Acquisition of businesses, net of cash acquired........        --    (11,243)   (53,322)    (21,514)           --
  Purchase price adjustments, net........................        --         --         --          --            20
  Purchase of contracts..................................    (2,436)        --         --          --            --
  Increase in cash resulting from immaterial poolings....     1,002         --         --          --            --
  Purchase of property and equipment.....................    (1,160)    (2,589)    (5,004)     (1,564)       (2,261)
  Proceeds from collections on notes receivable..........        --         --         --          81           714
  Capitalization of software development costs...........        --         --     (2,772)       (387)       (3,746)
  Sale (purchase) of marketable securities...............    27,822    (23,229)    36,134      10,710            21
                                                           --------   --------   --------    --------       -------
Net cash provided by (used in) investing activities......    25,228    (45,061)   (24,964)    (12,674)       (5,252)
                                                           --------   --------   --------    --------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock offering, net of expenses..........        --     61,024         --          --            --
  S corporation distributions............................    (7,665)      (756)        --          --            --
  Common stock issued....................................       144        871      2,264       1,495         2,598
  Payments on borrowings.................................    (2,547)    (1,799)    (6,768)        (38)         (612)
                                                           --------   --------   --------    --------       -------
Net cash (used in) provided by financing activities......   (10,068)    59,340     (4,504)      1,457         1,986
                                                           --------   --------   --------    --------       -------
Cash flow adjustment for change in accounting period of
  DMG and CSI............................................       467         31         --          --            --
                                                           --------   --------   --------    --------       -------
Net increase (decrease) in cash and cash equivalents.....     8,397     42,244    (24,672)    (15,136)       10,019
Cash and cash equivalents, beginning of period...........    11,006     19,403     61,647      61,647        36,975
                                                           --------   --------   --------    --------       -------
Cash and cash equivalents, end of period.................  $ 19,403   $ 61,647   $ 36,975    $ 46,511       $46,994
                                                           ========   ========   ========    ========       =======

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 MAXIMUS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  DESCRIPTION OF BUSINESS

    MAXIMUS, Inc. (the "Company") provides program management, consulting services and systems solutions primarily to state and local government agencies throughout the United States. The Company conducts its operations through three groups: the Government Operations Group, Consulting Group and Systems Group. The Government Operations Group administers and manages state and local government programs on a fully out-sourced basis. Examples of these programs include welfare-to-work and job readiness, child support enforcement, child care, managed care enrollment and disability services. The Consulting Group provides program planning and quality assurance services to state and local government agencies in addition to general management consulting services and specialized services such as assisting state and local agencies in maximizing federal funding for their programs. The Systems Group provides state and local agencies with systems design and implementation to improve the efficiency and cost-effectiveness of their program administration. The Systems Group also offers a suite of proprietary software products in addition to customized versions of applications such as PeopleSoft.

    The Company operates predominantly in the United States. Revenues from foreign-based projects were less than 10% of total revenues for the years ended September 30, 1998, 1999 and 2000.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following is a description of the Company's more significant accounting policies.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of wholly-owned subsidiaries. All material intercompany items have been eliminated in consolidation.

    RECLASSIFICATIONS

    Certain reclassifications have been made to prior period amounts to conform to current year presentation.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates used in the earnings recognition process. Actual results could differ from those estimates.

    UNAUDITED INTERIM FINANCIAL INFORMATION

    The financial statements as of March 31, 2001 and for the six months ended March 31, 2000 and 2001 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normally recurring accruals, necessary to present fairly the periods indicated. Results of operations for the interim period ended March 31, 2001 are not necessarily indicative of the results for the full fiscal year.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

    REVENUE RECOGNITION

    The Company generates revenue under various arrangements, including contracts under which revenues are based on a fixed price, costs incurred plus a negotiated fee ("cost-plus"), performance-based criteria and time and materials reimbursement. Revenues for cost-plus contracts, including a pro rata amount of the negotiated fee, are recorded as costs are incurred. Revenues from fixed price, performance-based and time and materials reimbursement contracts, including a portion of estimated profit, are recognized as costs are incurred. The timing of billing to clients varies based on individual contracts and often differs from the period of revenue recognition. These differences are included in costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings.

    Management reviews the costs incurred, the revenues recognized and billings from government contracts quarterly and adjusts recognized revenues to reflect current expectations on realization of costs and estimated earnings in excess of billings. Provisions for estimated losses on incomplete contracts are provided in full in the period in which such losses become known. The Company has various fixed price and performance-based contracts that may generate profit in excess of the Company's expectations. The Company recognizes additional revenue and profit in these situations after management concludes that substantially all of the contractual risks have been eliminated, which generally is at task or contract completion.

    The Company also licenses software under non-cancelable license agreements. License fee revenues are recognized when a non-cancelable license agreement is in force, the product has been shipped, the license fee is fixed or determinable, and collection is probable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. In addition, when software license contracts contain post-contract customer support as part of a multiple element arrangement, revenue is recognized based upon the vendor-specific objective evidence of the fair value of each element. Maintenance and support revenues are recognized ratably over the term of the related agreements, which in most cases is one year. Revenues from software related consulting services under time and material contracts and for training are recognized as services are performed. Revenues from other software related contract services are generally recognized under the percentage-of-completion method.

    MARKETABLE SECURITIES

    Marketable securities are classified as available-for-sale and are recorded at fair market value with unrealized gains and losses, net of taxes, and reported as a separate component of shareholders' equity. Realized gains and losses and declines in market value judged to be other than temporary are included in investment income. Interest and dividends are also included in investment income. For the year ended September 30, 1999, unrealized losses on marketable securities were $280. For the year ended September 30, 2000, unrealized losses on marketable securities were $8 and reclassification adjustments for losses included in net income were $262. For the six months ended March 31, 2001, unrealized

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) gains on marketable securities were $13. There were no material unrealized gains or losses on marketable securities at September 30, 1998. Marketable securities consist primarily of short-term municipal and commercial bonds.

    PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated using both the straight-line and accelerated methods based on estimated useful lives not to exceed 39.5 years for the Company's buildings and between three and ten years for office furniture and equipment. Leasehold improvements are amortized over the lesser of their useful life or the remaining term of the lease.

    INTANGIBLE ASSETS

    The excess of the cost over the fair value of net assets of purchased businesses is recorded as intangible assets and is amortized using the straight-line method over periods ranging from two to fifteen years. The carrying values of intangible assets, as well as other long-lived assets, are reviewed for impairment if changes in the facts and circumstances indicate potential impairment of their carrying value. The principle factor used by the Company in identifying potential impairment is profitability of the acquired business. Any impairment would be recognized when the expected future operating cash flows from such intangible assets is less than their carrying value.

    INCOME TAXES

    Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

    The Company merged with two companies during 1998 and one company during 1999 that had elected to be treated as S corporations. The mergers resulted in the termination of the S corporation status for those companies and a deferred tax charge against income of $325 in 1998 and $1,109 in 1999 for cumulative differences between the financial statement and tax basis of assets and liabilities.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, marketable securities, accounts receivable and accounts payable, to approximate the fair value of the respective assets and liabilities at September 30, 1999 and 2000.

3.  BUSINESS COMBINATIONS

    On March 16, 1998, the Company issued 840,000 shares of its common stock in exchange for all of the common stock of Spectrum Consulting Group, Inc. and an affiliated company ("Spectrum"). This merger was accounted for as an immaterial pooling of interests and accordingly, the Company's financial statements, including earnings per share, were not restated for periods prior to January 1, 1998.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3.  BUSINESS COMBINATIONS (CONTINUED)
    On May 12, 1998, the Company issued 1,166,179 shares of its common stock in exchange for all of the outstanding common stock of David M. Griffith, Ltd. ("DMG"). This merger was accounted for as a pooling of interests and accordingly, the Company's financial statements, including earnings per share include the results of operations of DMG from October 1, 1997.

    On August 31, 1998, the Company issued 1,137,420 shares of its common stock in exchange for all of the outstanding common stock of Carrera Consulting Group ("Carrera"). This merger was accounted for as an immaterial pooling of interests and accordingly, the Company's financial statements, including earnings per share, were not restated for periods prior to July 1, 1998.

    On August 31, 1998, the Company issued 254,545 shares of its common stock in exchange for all of the outstanding common stock of Phoenix Planning & Evaluation, Ltd. ("Phoenix"). This merger was accounted for as an immaterial pooling of interests and accordingly, the Company's financial statements, including earnings per share, were not restated for periods prior to July 1, 1998.

    On February 26, 1999, the Company issued 700,210 shares of its common stock in exchange for all of the outstanding common stock of Control Software, Inc. ("Control Software"). This merger was accounted for as a pooling of interests and accordingly, the Company's financial statements, including earnings per share, include the results of operations of Control Software from October 1, 1997. Control Software's operations for the year ended December 31, 1998 were combined with the Company's operations for the fiscal year ended September 30, 1998. This resulted in inclusion of Control Software's operating results for the three months ended December 31, 1998 in the Company's operating results for both fiscal 1998 and 1999. Control Software's revenues and net income for the three months ended December 31, 1998 were $2,170 and $114, respectively.

    On March 31, 1999, the Company acquired all of the outstanding shares of capital stock of Norman Roberts & Associates, Inc. for $1,930. In conjunction with the purchase, the Company recorded intangible assets of $1,930.

    On June 1, 1999, the Company acquired all of the outstanding shares of capital stock of Unison Consulting Group, Inc. for $7,589. In conjunction with the purchase, the Company recorded intangible assets of $5,494.

    On September 30, 1999, the Company acquired all of the outstanding shares of capital stock of Network Design Group, Inc. d/b/a The Center for Health Dispute Resolution ("CHDR") for $2,070. Pursuant to the Purchase Agreement, the purchase price was subject to an upward adjustment for each month for which CHDR secured the renewal or extension of a certain contract, up to a maximum of an additional $1,200. In August 2000, and again in February 2001, the contract was extended by six months, and an additional $200 was paid for each extension, increasing the intangible assets by $400. In conjunction with the purchase, the Company recorded intangible assets of $1,228.

    On October 20, 1999, the Company acquired all of the outstanding shares of capital stock of Public Systems, Inc. for $5,000. In conjunction with the purchase, the Company recorded intangible assets of $4,540.

    On March 20, 2000, the Company acquired all of the outstanding shares of capital stock of Crawford Consulting, Inc. for $16,750. In conjunction with the purchase, the Company recorded intangible assets of $11,887.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3.  BUSINESS COMBINATIONS (CONTINUED)
    On March 31, 2000, the Company acquired substantially all of the government services division of 3-G International, Inc. for $7,000, plus an earn-out amount of $1,126 paid by the Company in May 2001 as a result of the achievement of certain objectives. In conjunction with the purchase, the Company recorded intangible assets of $7,054, excluding the May 2001 earn-out payment.

    On April 12, 2000, CSI-MAXIMUS, Inc., a wholly owned subsidiary of the Company, acquired substantially all of the assets of Asset Works, Inc. for $8,613. In conjunction with the purchase, the Company recorded intangible assets of $8,674.

    On April 14, 2000, the Company acquired all of the outstanding shares of capital stock of Valuation Resource Management, Inc. for $4,500. In conjunction with the purchase, the Company recorded intangible assets of $3,585.

    On April 29, 2000, the Company acquired substantially all of the assets of Technology Management Resources, Inc. for $9,674. In conjunction with the purchase, the Company recorded intangible assets of $10,036.

    On July 19, 2000, the Company acquired all of the outstanding membership interests of Strategic Partners International, LLC for $1,800. In conjunction with the purchase, the Company recorded intangible assets of $1,609.

    Intangible assets are amortized using the straight-line method over periods ranging from two to fifteen years. The accumulated amortization related to intangible assets at September 30, 1999 and 2000 and March 31, 2001 was $260, $3,472 and $6,223, respectively.

    Unaudited pro forma results of operations information for the Company as if the companies acquired by the purchase method were acquired at the beginning of the periods being reported are as follows:

                                                         YEAR ENDED SEPTEMBER 30,
                                                         ------------------------
                                                           1999           2000
                                                         ---------      ---------
Revenue................................................  $377,251       $422,676
Net income.............................................  $ 26,672       $ 29,291
Earnings per share (diluted)...........................  $   1.28       $   1.37

    All of the companies acquired in the business combinations described above are involved primarily in providing software and/or consulting services for state and local governments. The merged companies accounted for as immaterial poolings contributed $16,854 to the Company's revenues for the year ended September 30, 1998.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4.  EARNINGS PER SHARE

    The following table sets forth the components of basic and diluted earnings per share:

                                                                                   SIX MONTHS ENDED
                                                    YEAR ENDED SEPTEMBER 30,           MARCH 31,
                                                 ------------------------------   -------------------
                                                   1998       1999       2000       2000       2001
                                                 --------   --------   --------   --------   --------
Numerator:
  Net income...................................  $15,514    $27,626    $30,468    $16,226    $18,523
                                                 =======    =======    =======    =======    =======
Denominator:
  Weighted average shares outstanding..........   17,937     20,537     21,055     21,019     21,179
  Effect of dilutive securities:
  Employee stock options.......................      359        354        369        408        625
                                                 -------    -------    -------    -------    -------
Denominator for diluted earnings per share.....   18,296     20,891     21,424     21,427     21,804
                                                 =======    =======    =======    =======    =======

5.  COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

    Uncompleted contracts consist of the following components:

                                                                  COSTS AND             BILLINGS IN
                                                             ESTIMATED EARNINGS     EXCESS OF COSTS AND
                                                            IN EXCESS OF BILLINGS   ESTIMATED EARNINGS
                                                            ---------------------   -------------------
September 30, 1999:
Costs and estimated earnings..............................        $255,572               $326,729
Billings..................................................         239,422                343,671
                                                                  --------               --------
    Total.................................................        $ 16,150               $ 16,942
                                                                  ========               ========

September 30, 2000:
Costs and estimated earnings..............................        $518,291               $471,044
Billings..................................................         491,027                486,692
                                                                  --------               --------
    Total.................................................        $ 27,264               $ 15,648
                                                                  ========               ========

    Costs and estimated earnings in excess of billings relate primarily to performance-based contracts that provide for billings based on attainment of results specified in the contract and differences between actual and provisional billing rates on cost-based contracts.

6.  CREDIT FACILITIES

    The Company had a $10 million revolving line of credit with a bank. The Company had never borrowed under the line and management allowed the line to expire on March 31, 1999.

    Certain companies that were acquired by the Company during 1998, 1999, and 2000 had various arrangements for short and long-term borrowings. These credit arrangements generally were repaid following the related acquisitions and do not significantly affect the Company's financial statements.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  LEASES

    The Company leases office space under various operating leases, the majority of which contain clauses permitting cancellation upon certain conditions. The terms of these leases provide for certain minimum payments as well as increases in lease payments based upon the operating cost of the facility and the consumer price index. Rent expense for the years ended September 30, 1998, 1999, and 2000 was $7,074, $11,084, and $15,208 respectively.

    Minimum future payments under these leases are as follows:

Year ended September 30,

2001........................................................  $12,497
2002........................................................    8,946
2003........................................................    5,325
2004........................................................    2,953
2005........................................................      717
Thereafter..................................................       --
                                                              -------
                                                              $30,438
                                                              =======

8.  EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION

    The Company has 401(k) plans and other defined contribution plans for the benefit of all employees who meet certain eligibility requirements. The plans provide for Company match, specified Company contributions, and/or discretionary Company contributions. During the years ended September 30, 1998, 1999 and 2000, the Company contributed $1,387, $2,923 and $3,287 to the plans, respectively.

    Prior to its merger with the Company, DMG had an employee stock ownership plan covering substantially all of its employees. During 1998, the amount charged to operations for the plan was $394.

    Prior to its merger with the Company, DMG had deferred compensation arrangements with certain officers and employees and had granted stock appreciation rights to certain current and retired officers and employees. The stock appreciation rights provided for full vesting and current settlement at the time of the merger. During 1998, the amount charged to operations under these arrangements was $972, including a one-time income statement charge of $942 as a result of the merger.

9.  INCOME TAXES

    The Company's provision for income taxes is as follows:

                                                      YEAR ENDED SEPTEMBER 30,
                                                   ------------------------------
                                                     1998       1999       2000
                                                   --------   --------   --------
Current provision:
  Federal........................................  $10,676    $18,740    $17,278
  State..........................................    1,894      3,307      4,174
Deferred tax (benefit) expense...................   (2,130)    (2,807)     2,635
                                                   -------    -------    -------
                                                   $10,440    $19,240    $24,087
                                                   =======    =======    =======

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  INCOME TAXES (CONTINUED)
    The provision for income taxes resulted in effective tax rates that varied from the federal statutory income tax rate as follows:

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Expected federal income tax provision.......................  $ 9,074    $16,043    $19,094
Effect of income taxed directly to S corporation
  shareholders..............................................     (658)      (480)        --
State income taxes..........................................    1,245      2,343      3,047
Effect of nondeductible legal settlement expense............       --         --      1,278
Effect of termination of S corporation status...............      325      1,109         --
Effect of nondeductible merger costs........................      531         82         79
Other.......................................................      (77)       143        589
                                                              -------    -------    -------
                                                              $10,440    $19,240    $24,087
                                                              =======    =======    =======

    The significant items comprising the Company's deferred tax assets and liabilities as of September 30, 1999 and 2000 are as follows:

                                                                   AS OF SEPTEMBER 30,
                                                                  ----------------------
                                                                    1999          2000
                                                                  --------      --------
Deferred tax assets-current:
  Liabilities for costs deductible in future periods........      $ 1,779        $2,870
  Billings in excess of costs and estimated earnings........        5,844         5,273
                                                                  -------        ------
Total deferred tax assets-current...........................        7,623         8,143
Deferred tax liabilities-current:
  Cash versus accrual accounting............................        1,247           869
  Costs and estimated earnings in excess of billings........        3,076         6,813
  Other.....................................................          303           461
                                                                  -------        ------
Total deferred tax liabilities-current......................        4,626         8,143
                                                                  -------        ------
Net deferred tax asset-current..............................      $ 2,997        $   --
                                                                  =======        ======
Deferred tax assets (liabilities)-non-current:
  Stock option compensation.................................      $ 1,905        $1,958
  Cash versus accrual accounting............................       (1,733)         (436)
  Other.....................................................          191          (120)
                                                                  -------        ------
Net deferred tax asset-non-current..........................      $   363        $1,402
                                                                  =======        ======

    Cash paid for income taxes during the years ended September 30, 1998, 1999 and 2000 was $16,507, $20,002 and $23,748 respectively.

10.  SHAREHOLDERS' EQUITY

    FOLLOW-ON PUBLIC OFFERING

    The Company completed a second public offering (the "follow-on offering") of common stock during December 1998. Of the 4,200,000 shares of common stock sold in the follow-on offering,

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  SHAREHOLDERS' EQUITY (CONTINUED)
2,200,000 shares were sold by selling shareholders and 2,000,000 shares were sold by the Company, generating $61,024 in proceeds to the Company, net of offering expenses.

    S CORPORATION DISTRIBUTIONS

    Consistent with their past practices, Spectrum, Phoenix, and Control Software paid S corporation distributions totaling $1,917 during 1998, and Control Software paid S corporation distributions totaling $756 during 1999, based upon pre-merger taxable income.

    EMPLOYEE STOCK PURCHASE PLAN

    During fiscal 1998, the Company implemented a plan that permits employees to purchase shares of the Company's common stock each quarter at 85% of the market value on the last day of the quarter. The initial sale of shares under the plan occurred during fiscal 1998. During fiscal 1999 and 2000, respectively, the Company issued approximately 13,100 and 66,900 shares of common stock pursuant to this plan at an average price of $26.52 and $24.53 per share.

    STOCK OPTION PLANS

    The Company's Board of Directors established stock option plans during 1997 pursuant to which the Company may grant incentive and non-qualified stock options to officers, employees and directors of the Company. Such plans also provide for stock awards and direct purchases of the Company's common stock.

    The vesting period and share price for awards are determined by the Company's Board of Directors at the date of grant. Options generally vest over periods from two to four years. As of September 30, 2000, the Company's Board of Directors had reserved 4.6 million shares of common stock for issuance under the Company's stock option plans. At September 30, 2000, 1.3 million shares remained available for grants under the Company's option plans.

    Under Statement of Financial Accounting Standard (SFAS) No. 123, ACCOUNTING AND DISCLOSURE FOR STOCK-BASED COMPENSATION, companies may account for stock options under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25) and related Interpretations and provide pro forma disclosure of net income, as if the fair value-based method of accounting defined in SFAS 123 had been applied. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options and provide pro forma fair value disclosure under SFAS 123.

    Pro forma information regarding net income has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes method with the following assumptions: volatility of 42% for 1998, 56% for 1999, and 66% for 2000; risk free interest rate of 5.5% for 1998, 6.5% for 1999, and 5.7% for 2000; dividend yield 0%; and an expected life of the option of 4 years in 1998 and 1999, and 4.4 years in 2000. The grant-date fair value of options granted was $9.61 in 1998, $14.45 in 1999, and $14.77 in 2000.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  SHAREHOLDERS' EQUITY (CONTINUED)
    For purposes of the pro forma disclosure, the estimated fair value of the options is amortized to reflect such expense over the options' vesting period. The effects of applying SFAS 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years. For the years ended September 30, 1998, 1999 and 2000, pro forma net income and pro forma net income per share resulting from the adjustment for stock option compensation was as follows:

                                                      YEAR ENDED SEPTEMBER 30,
                                                   ------------------------------
                                                     1998       1999       2000
                                                   --------   --------   --------
Net income.......................................  $15,514    $27,626    $30,468
SFAS 123 compensation expense....................     (780)    (1,958)    (6,351)
                                                   -------    -------    -------
Net income, as adjusted..........................  $14,734    $25,668    $24,117
                                                   =======    =======    =======
Net income per share, as adjusted:
  Basic..........................................  $  0.82    $  1.25    $  1.15
  Diluted........................................  $  0.81    $  1.23    $  1.13

    A summary of the Company's stock option activity for the years ended September 30, 1998, 1999 and 2000 is as follows:

                                                                     WEIGHTED-
                                                                      AVERAGE
                                                        OPTIONS    EXERCISE PRICE
                                                       ---------   --------------
Outstanding at September 30, 1997....................    528,950       $ 5.07
Activity during fiscal 1998:
  Granted............................................    626,989        24.06
  Exercised..........................................    (36,300)        3.46
  Canceled due to termination........................    (25,887)       25.05
                                                       ---------       ------
Outstanding at September 30, 1998....................  1,093,752        15.33
Activity during fiscal 1999:
  Granted............................................    879,423        29.05
  Exercised..........................................    (44,127)       10.26
  Canceled due to termination........................   (110,807)       23.22
                                                       ---------       ------
Outstanding at September 30, 1999....................  1,818,241        21.79
Activity during fiscal 2000:
  Granted............................................  1,642,143        26.10
  Exercised..........................................    (60,092)       10.69
  Canceled due to termination........................   (181,064)       25.72
                                                       ---------       ------
Outstanding at September 30, 2000....................  3,219,228       $23.98
                                                       =========       ======

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  SHAREHOLDERS' EQUITY (CONTINUED)
    The ranges of exercise prices for outstanding options were as follows at September 30, 2000:

$ 0.01 - $ 1.46.............................................     326,350
$12.31 - $16.00.............................................     135,830
$20.43 - $36.63.............................................   2,757,048
                                                              ----------
                                                               3,219,228
                                                              ==========

    The Company had approximately 1,080,000 options exercisable at September 30, 2000 at a weighted average exercise price of $18.53 per share. Outstanding options have a weighted average remaining exercise period of
8.5 years at September 30, 2000.

11.  COMMITMENTS AND CONTINGENCIES

    LITIGATION

    On November 28, 1997, an individual who was a former officer, director and shareholder of the Company filed a complaint in the United States District Court for the District of Massachusetts, alleging that, at the time he resigned from the Company in 1996, thereby triggering the repurchase of his shares, the Company and certain of its officers and directors had failed to disclose to him material information relating to the potential value of the shares. He had further alleged that the Company and its officers and directors violated Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 and breached various fiduciary duties owed to him. This matter was settled in September 2000 without admission of fault or liability on the part of the Company. The Company's financial statements for fiscal year 2000 were appropriately adjusted to reflect a one-time charge for this legal settlement.

    In January 2000, the New York City Human Resources Administration submitted two contracts that it had awarded to the Company for the performance of welfare-to-work services to the Comptroller of New York City (the "Comptroller") to be registered. Under New York law, the contracts must be registered in order for the Company to receive payment. However, the Comptroller refused to register the contracts, alleging improprieties in the procurement process and in the Company's conduct. The New York Supreme Court, Appellate Division--First Department ordered the Comptroller to register the contracts in October 2000 after finding no wrongdoing in the Company's conduct. Nevertheless, this matter continues to be the subject of investigations being conducted by certain government agencies. The District Attorney's Office of New York County and the United States Attorney's Office for the Southern District of New York, in response to requests made by the Comptroller, are investigating the facts underlying this matter. These offices reviewed some of the Company's documents and interviewed some of the Company's employees in 2000 and 2001. The Company believes that its actions were lawful and appropriate and, although there can be no assurance of a favorable outcome, the Company does not believe that this matter will have a material adverse effect on the Company's financial condition or results of operations.

    The Company also is involved in various other legal proceedings in the ordinary course of its business. In the opinion of management, these proceedings involve amounts that would not have a material effect on the financial position or results of operations of the Company if such proceedings were disposed of unfavorably.

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    A substantial portion of payments to the Company from United States government agencies is subject to adjustments upon audit by the agency with which the Company has contracted. Audits through 1993 have been completed with no material adjustments. In the opinion of management, the audits of subsequent years are not expected to have a material adverse effect on the Company's financial position or results of operations.

    EMPLOYMENT AGREEMENTS

    The Company has employment agreements with 41 of its executives and other employees that provide for aggregate base salaries of approximately $8,100 per year. The terms of the employment obligations end between 2001 and 2004.

12.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. To date, these financial instruments have been derived from contract revenues earned primarily from federal, state and local government agencies located in the United States.

    At September 30, 2000, $3,040 of the Company's accounts receivable were due from the United States Government. Revenues under contracts with various agencies of the United States Government were $3,738 and $8,670 for the years ended September 30, 1998 and 2000, respectively. Of these amounts, $0 and $5,416 for the years ended September 30, 1998 and 2000, respectively, were revenues of the Government Operations segment. A minimal amount of the Company's accounts receivable were due from the United States Government at September 30, 1999 and a minimal amount of revenue was derived from the United States Government during the year ended September 30, 1999.

    At September 30, 1999 and 2000, $12,640 and $16,542 of the Company's accounts receivable were due from one state government. Revenues from contracts with this state, principally by the Government Operations segment, were $30,934, $49,131 and $48,899 for the years ended September 30, 1998, 1999 and 2000, respectively.

13.  BUSINESS SEGMENTS

    In October 2000, the Company completed a reorganization of its divisions in order to better focus and manage the Company's existing and future technology assets. Accordingly, prior periods have been reclassified to reflect current period presentation of segment information.

    The following table provides certain financial information for each business segment:

                                                  1998       1999       2000
                                                --------   --------   --------
Revenues:
Government Operations.........................  $139,263   $177,428   $221,177
Consulting....................................    83,017     99,979    119,917
Systems.......................................    21,834     42,133     58,070
                                                --------   --------   --------
    Total.....................................  $244,114   $319,540   $399,164
                                                ========   ========   ========

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13.  BUSINESS SEGMENTS (CONTINUED)

                                                  1998       1999       2000
                                                --------   --------   --------
Gross profit:
Government Operations.........................  $ 25,054   $ 34,983   $ 50,983
Consulting....................................    31,014     41,604     49,982
Systems.......................................     6,643     18,041     25,579
                                                --------   --------   --------
    Total.....................................  $ 62,711   $ 94,628   $126,544
                                                ========   ========   ========

Income from operations:
Government Operations.........................  $ 10,642   $ 16,816   $ 23,299
Consulting....................................    10,766     19,084     22,299
Systems.......................................     2,723      7,362      5,912
                                                --------   --------   --------
    Total.....................................  $ 24,131   $ 43,262   $ 51,510
                                                ========   ========   ========

Identifiable assets:
Government Operations.........................  $ 42,429   $ 42,152   $ 72,159
Consulting....................................    31,489     51,258     60,981
Systems.......................................     5,958     14,076     65,458
Corporate.....................................    46,126    115,550     58,305
                                                --------   --------   --------
    Total.....................................  $126,002   $223,036   $256,903
                                                ========   ========   ========

Capital expenditures:
Government Operations.........................  $     --   $     --   $     18
Consulting....................................       699      1,108      1,444
Systems.......................................        --      1,307      3,640
Corporate.....................................       461      8,174      2,674
                                                --------   --------   --------
    Total.....................................  $  1,160   $ 10,589   $  7,776
                                                ========   ========   ========

Depreciation and amortization:
Government Operations.........................  $  1,518   $    779   $    547
Consulting....................................       863      1,179      1,998
Systems.......................................        12        259      3,100
Corporate.....................................        86        467        648
                                                --------   --------   --------
    Total.....................................  $  2,479   $  2,684   $  6,293
                                                ========   ========   ========

                                 MAXIMUS, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13.  BUSINESS SEGMENTS (CONTINUED)

                                                              SIX MONTHS
                                                            ENDED MARCH 31,
                                                          -------------------
                                                            2000       2001
                                                          --------   --------
Revenues:
Government Operations...................................  $105,210   $127,069
Consulting..............................................    54,396     72,302
Systems.................................................    23,578     34,150
                                                          --------   --------
    Total...............................................  $183,184   $233,521
                                                          ========   ========

Gross Profit:
Government Operations...................................  $ 23,514   $ 27,340
Consulting..............................................    22,182     31,731
Systems.................................................    11,154     15,150
                                                          --------   --------
    Total...............................................  $ 56,850   $ 74,221
                                                          ========   ========

Income from operations:
Government Operations...................................  $ 11,569   $ 12,234
Consulting..............................................     9,905     16,069
Systems.................................................     4,024      2,907
                                                          --------   --------
    Total...............................................  $ 25,498   $ 31,210
                                                          ========   ========

14. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT--IMPACT OF NEW ACCOUNTING PRONOUNCEMENT

    In December 1999, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes some of the staff's interpretations of application of generally accepted accounting principles to revenue recognition, including presentation in the consolidated financial statements. The staff provided guidance due, in part, to the large number of revenue recognition issues that it has encountered in registrant filings.

    Under SAB 101, the Company will recognize revenue on many of its performance-based contracts as billings are rendered to customers, rather than as costs are incurred. Upon adopting SAB 101, the Company will adjust its financial statements for the six months ended March 31, 2001 to reflect the change in revenues and profit resulting from the application of the new accounting principle. The Company is currently evaluating the impact that SAB 101 will have on its financial statements and intends to adopt SAB 101 in the fourth quarter of fiscal 2001.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,700,000 SHARES

                         MAXIMUS-REGISTERED TRADEMARK-
           HELPING GOVERNMENT SERVE THE PEOPLE-REGISTERED TRADEMARK-

                                  COMMON STOCK

                               ------------------

                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                             LEGG MASON WOOD WALKER

                                  INCORPORATED

                                 JUNE 19, 2001

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